As filed with the Securities and Exchange Commission on April 29, 2016

Registration No. 333- ___________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Ecoark Holdings, Inc.

(Exact name of registrant as specified in its charter)

Nevada	3674	39-2075693
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ecoark Holdings, Inc.

3333 Pinnacle Hills Parkway I Suite 220

Rogers, AR 72758

(479) 259-2979

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randy May

Chief Executive Officer

Ecoark Holdings, Inc.

3333 Pinnacle Hills Parkway I Suite 220

Rogers, AR 72758

(479) 259-2979

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter DiChiara, Esq.

Carmel, Milazzo & DiChiara LLP

261 Madison Avenue, 9th Floor

New York, NY 10016

(212) 658-0458

Approximate date of commencement of proposed sale to the public: As soon as practical after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value per share	4,336,625	$4.00	$17,346,500	$1,856.08
Total Common Stock underlying Warrants	4,336,625	$5.00	$21,683,125	$2,320.09
Total Common Stock underlying Warrants	8,673,250		$39,029,625	$4,176.17

(1)	This Registration Statement covers the resale by certain selling securityholders named herein of (i) up to 4,336,625 shares of our common stock, par value $0.001 per share, and (ii) up to 4,336,625 shares of our common stock issuable upon exercise of outstanding warrants that were issued to the selling securityholders in connection with a private placement.

(2)	Calculated in accordance with Rule 457(g)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED APRIL 29, 2016

Ecoark Holdings, Inc.

8,673,250 Shares of Common Stock

This prospectus relates to the resale by the selling securityholders of Ecoark Holdings, Inc. named herein of 8,673,250 shares of common stock, par value $0.001 per share. These shares include (i) 4,336,625 shares of issued and outstanding common stock currently held by the selling securityholders and (ii) 4,336,625 shares of common stock currently underlying certain warrants held by the selling securityholders which, in each case, were initially issued and sold in private placement offerings that closed on April 28, 2016 (collectively the “Private Offering”). The warrants initially entitled the holders thereof to purchase shares of common stock at an exercise price equal to $5 per share.

The registration of the shares of common stock hereunder does not mean that any of the selling securityholders will actually offer or sell the full number of shares being registered pursuant to this prospectus. The selling securityholders may sell the shares of common stock to be registered hereby from time to time. We will, however, receive the exercise price of the warrants if and when the warrants are exercised for cash by the securityholders. The selling securityholders may offer and sell the shares in a variety of transactions described under the heading “Plan of Distribution” beginning on page 15, including transactions on any stock exchange, market or facility on which the common stock may be traded, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices.

We are not selling any securities covered by this prospectus and will not receive any of the proceeds from the sale by the selling securityholders. We will, however, receive approximately $21,683,125 from the selling securityholders if they exercise all of the warrants on a cash basis (assuming, in each case, no adjustments are made to the exercise price or number of shares issuable upon exercise of the warrants), which we expect we would use primarily for working capital purposes. We are registering the common stock on behalf of the selling securityholders. We are bearing all of the expenses in connection with the registration of the shares of common stock, but all selling and other expenses incurred by the selling securityholders, including commissions and discounts, if any, attributable to the sale or disposition by such selling securityholders will be borne by them.

Our common stock is quoted on the OTCQB maintained by the OTC Market Group Inc. under the symbol “EARK”. On April 28, 2016, the closing price as reported by the OTC Market Group Inc. was $18.00 per share. This price will fluctuate based on the demand for our common stock.

Investing in our common stock and warrants involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated         , 2016

Business to Business Service Provider

Applied Retail Knowledge.

Intelleflex – Intelligent, On-Demand Solutions for Retailers and Companies that Ship and Store Products

Eco3D - 3D Mapping, Modeling, and Consulting Services for Retailers and Other Clients

Pioneer Products - Recovering Plastic Waste from Retail Supply Chains and Creating New Consumer Products with the Reclaimed Material

Magnolia Solar – Leveraging Nanotechnology to Increase the Performance of Retail Products

You should rely only on the information contained in this prospectus and any prospectus supplement prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely upon it. This prospectus is not an offer to sell, nor are the selling securityholders seeking an offer to buy, securities in any state where such offer or solicitation is not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since these dates.

For investors outside the United States: neither we nor any of the selling securityholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of our common stock and warrants and the distribution of this prospectus outside the United States.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Ecoark Holdings,” “the Company,” “we,” “us,” “our” and similar references refer to Ecoark Holdings, Inc.

On March 18, 2016, we effected a 1-for-250 reverse stock split. Unless context indicates or otherwise requires, all share numbers and share price data included in this prospectus have been adjusted to give effect to that reverse stock split.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the related notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections in this prospectus entitled “Risk Factors,” “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section in this prospectus entitled “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus. (Note: All dollar amounts, except for shares, included in this Prospectus are rounded to thousands.)

Our Company

Ecoark Holdings, Inc.

Ecoark Holdings, Inc. (“Ecoark Holdings”) is a Nevada corporation incorporated on November 19, 2007. Ecoark Holdings is an innovative, emerging growth company focused on the development and deployment of business solutions and products to the retail, agriculture, food service, commercial real estate and architecture, engineering and construction end markets. Ecoark Holdings has assembled a team and portfolio of proprietary, patented technologies to address the waste in operations, logistics and supply chain. Ecoark Holdings accomplishes this through two wholly-owned operating subsidiaries, Ecoark, Inc. (“Ecoark”) and Magnolia Solar, Inc (“Magnolia Solar”). Further, Ecoark has three operating entities: Intelleflex, Eco3D and Pioneer Products.

Our principal executive offices are located at 3333 Pinnacle Hills Parkway, Suite 220, Rogers, Arkansas 72758, and our telephone number is (479) 259-2979. Our website address is http://ecoarkusa.com/. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision to purchase our common stock.

On December 31, 2009, Ecoark Holdings, originally known as Mobilis Relocation Services, Inc. (“Mobilis”), entered into an Agreement of Merger and Plan of Reorganization with Magnolia Solar, a privately held Delaware corporation and Magnolia Solar Acquisition Corp. Upon closing of the transaction, under the Agreement of Merger and Plan of Reorganization, Magnolia Solar became a wholly-owned subsidiary of Mobilis. Thereafter, Mobilis changed its name to Magnolia Solar Corporation. The name was later changed to Ecoark Holdings, Inc. as described below.

Acquisition of Ecoark, Inc.

On January 29, 2016, Ecoark Holdings entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ecoark. Pursuant to the Merger Agreement, Ecoark merged with and into a subsidiary of Ecoark Holdings (the “Merger”). Upon the closing of the Merger Agreement, Ecoark and Magnolia Solar, Inc. will continue as the subsidiaries and businesses of Ecoark Holdings.

Prior to the completion of the Merger on March 24, 2016, in a special shareholder meeting on March 18, 2016, the following actions to amend the Articles of Incorporation were undertaken by Ecoark Holdings to:

1.	effect a change in the name of our company from Magnolia Solar Corporation to Ecoark Holdings Inc.;

2.	effect a reverse stock split of our common stock by a ratio of one-for-two hundred fifty shares (1 for 250);

3.	effect an increase in the number of our authorized shares of common stock, par value $0.001 per share, to 100,000,000; and

4.	effect the creation of 5,000,000 shares of “blank check” preferred stock.

After giving effect to the Merger and the issuance of common stock to the shareholders of Ecoark, the shareholders of Ecoark received 95.34% of the shares of Ecoark Holding’s common stock (27,696,066 shares out of 29,047,062 shares).

Business Model

Ecoark Holdings

Ecoark Holdings operates through four subsidiaries:

Intelleflex®

Intelleflex's ZEST Data Services is a secure, multi-tenant cloud-based data collection platform for aggregating and real-time permission-based sharing and analysis of information. ZEST Fresh, a fresh food management solution that utilizes the ZEST Data Service platform, focuses on three primary value propositions – consistent food quality, reduced waste, and improved food safety. ZEST Fresh empowers workers with real-time analytic tools and alerts that improve efficiency while driving quality consistency through best practice adherence on every pallet. ZEST Delivery provides real-time monitoring and control for prepared food delivery containers, helping delivery and dispatch personnel ensure the quality and safety of delivered food.

Eco3D™

Eco3D is focused on transitioning businesses from 2D technology that has existed for hundreds of years, to a world of digital 3D. Eco3D incorporates a variety of 3D technologies to achieve customer goals and objectives. Utilizing several techniques, Eco3D can capture existing conditions – topography, buildings, exterior/interior spaces, etc. – in highly accurate detail that allows for 2D and 3D measurement. These measurements form the basis for analysis, design, documentation, and quality control. Eco3D offers solutions in multiple industries throughout the United States.

Pioneer Products

Pioneer Products acts as the sales arm for Ecoark and its subsidiaries. In addition to a strong and successful relationship with the world’s largest retailer, Pioneer Products also has vendor relationships with other key retailers. As such, Pioneer strategically leverages its role as a trusted supplier to these retailers with existing and new products.

Magnolia Solar

Magnolia Solar is principally engaged in the development and commercialization of its nanotechnology-based, high-efficiency, thin-film technology that can be deposited on a variety of substrates, including glass and flexible structures. Magnolia Solar believes that this technology has the potential to capture a larger part of the solar spectrum to produce high-efficiency solar cells, and incorporates a unique nanostructure-based antireflection coating technology to possibly further increase the solar cell's performance. If these goals are met, there is the potential of significantly reducing the cost per watt. Since its inception, Magnolia Solar has not generated material revenues or earnings as a result of its activities.

Risks Associated with Our Business

Before you invest in our common stock and warrants, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”  We believe that the following are some of the major risks and uncertainties that may affect us:

●	We have a short operating history, a relatively new business model, and have not produced significant revenues, which makes it difficult to evaluate our future prospects and increases the risk that we will not be successful;

●	We have a history of operating losses, which may continue and may harm our ability to obtain financing and continue our operations;

●	It is possible that we may require additional financing to continue to grow our business operations, which would dilute the ownership held by our stockholders. If we are unable to obtain additional financing our business operations may be harmed or discontinued, and if we do obtain additional financing our stockholders may suffer substantial dilution;

●	General economic conditions may adversely affect our business, operating results and financial condition;

●	If our existing products and services are not accepted by potential customers or we fail to introduce new products and services, our business, results of operations and financial condition will be harmed;

●	We rely heavily on sales to a small group of customers, and the loss of a significant number of contracts would impact our ability to reach profitability;

●	If we are unable to adequately compete with our competitors, some of whom may have greater resources with which to compete, it may impact our ability to effectively market and sell our products;

●	If we are unable to retain the services of key personnel, we may not be able to continue our operations; and,

●	Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

The Offering

Common stock outstanding prior to this offering (1)	34,008,687 shares, including shares registered hereunder to be sold by the selling securityholders.

Common Stock Offered by the Selling Securityholders	8,673,250 including 4,336,625 shares underlying warrants.

Common stock to be outstanding assuming full exercise of the warrants (2)	38,345,312 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling securityholders. We will, however, receive approximately $21,683 from the selling securityholders if they exercise all of the warrants on a cash basis. See “Use of Proceeds” beginning on page 12.

OTCQB Trading Symbol	EARK

Risk factors	You should read the section of this prospectus entitled “Risk Factors” for a discussion of factors to carefully consider before deciding to invest in shares of our common stock and warrants.

(1)        The number of shares of our common stock outstanding prior to this offering is based on 29,672,062 shares of common stock outstanding.

(2)        The total number of shares of our common stock underlying the warrants is 4,336,625.

RISK FACTORS

There are numerous risks affecting our business, some of which are beyond our control. An investment in our common stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment. In addition to the risks outlined below, risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. Potential risks and uncertainties that could affect our operating results and financial condition include, without limitation, the following:

RISK FACTORS RELATING TO OUR OPERATIONS

We have experienced losses since our founding. A failure to obtain profitability and achieve consistent positive cash flows would have a significant adverse effect on our business.

We have incurred operating losses since our inception, including a reported net loss of $10,473 and $14,264 for the years ended December 31, 2015 and 2014, respectively. Cash used in operating activities for the years ended December 31, 2015 and 2014 were $7,671 and $8,012, respectively. We expect to continue to incur operating losses through at least fiscal 2016. As of December 31, 2015, we had cash and cash equivalents of $1,962, a working capital deficit of $2,153, an accumulated deficit of $36,587, and a stockholders’ deficit of $913. To date, we have funded our operations principally through the sale of our capital stock and debt instruments and cash generated from operations. We will need to generate significant revenues to achieve profitability, and we cannot assure you that we will ever realize revenues at such levels. If we do achieve profitability in any period, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

We may require additional financing to support our operations. Such financing may only be available on disadvantageous terms, or may not be available at all. Any new equity financing could have a substantial dilutive effect on our existing stockholders.

At December 31, 2015, we had cash and cash equivalents of $1,962, a working capital deficit of $2,153 and an accumulated deficit of $36,587. While we closed a $17,347 Private Offering on April 28, 2016, our cash position may decline in the future, and we may not be successful in maintaining an adequate level of cash resources. We may be required to seek additional debt or equity financing in order to support our growing operations. We may not be able to obtain additional financing on satisfactory terms, or at all, and any new equity financing could have a substantial dilutive effect on our existing stockholders. If we cannot obtain additional financing, we will not be able to achieve the sales growth that we need to cover our costs, and our results of operations would be negatively affected.

We cannot predict our future results because we have a limited operating history.

Our predecessor, which began our business, was formed in November 19, 2007. Our direct wholly-owned subsidiaries, Ecoark and Magnolia Solar were formed on November 28, 2011 and January 8, 2008, respectively. We began realizing revenues from operations in 2012. Given our limited operating history, it may be difficult for you to evaluate our performance or prospects. You should consider the uncertainties that we may encounter as a company that should still be considered an early stage company. These uncertainties include:

●	our ability to market our services and products for a profit;

●	our ability to recruit and retain skilled personnel;

●	our ability to secure and retain key customers; and,

●	our evolving business model.

If we are not able to address successfully some or all of these uncertainties, we may not be able to expand our business, compete effectively or achieve profitability.

If we are unable to develop and generate additional demand for our services or products, we will likely suffer serious harm to our business.

We have invested significant resources in developing and marketing our services and products. Some of our services and products are often considered complex and often involve a new approach to the conduct of business by our customers. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of our services and products in order to generate additional demand. The market for our services and products may weaken, competitors may develop superior offerings or we may fail to develop acceptable solutions to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations, cash flow and financial condition.

Undetected errors or failures in our software or services could result in loss or delay in the market acceptance for our products or lost sales.

Because our software services and products, and the environments in which they operate, are complex, our software and products may contain errors that can be detected at any point in its lifecycle. While we continually test our services and products for errors, errors may be found at any time in the future. Detection of any significant errors may result in, among other things, loss of, or delay in, market acceptance and sales of our services and products, diversion of development resources, injury to our reputation, increased service and warranty costs, license terminations or renegotiations or costly litigation. Additionally, because our services and products support or rely on other systems and applications, any software or hardware errors or bugs in these systems or applications may result in errors in the performance of our service or products, and it may be difficult or impossible to determine where the error resides.

We may not be competitive, and increased competition could seriously harm our business.

Relative to us, some of our current competitors or potential competitors of our products and services may have one or more of the following advantages:

●	longer operating histories;

●	greater financial, technical, marketing, sales and other resources;

●	positive cash flows from operations;

●	greater name recognition;

●	a broader range of products to offer;

●	an established intellectual property portfolio;

●	a larger installed base of customers; and,

●	competitive product pricing.

Although no single competitive factor is dominant, current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their offerings that are competitive with our products and services, which may result in increased competition.

Sales to many of our target customers involve long sales and implementation cycles, which may cause revenues and operating results to vary significantly.

A prospective customer’s decision to purchase our services or products may often involve lengthy evaluation and product qualification processes. Throughout the sales cycle, we anticipate often spending considerable time educating and providing information to prospective customers regarding the use and benefits of our services and products. Budget constraints and the need for multiple approvals within these organizations may also delay the purchase decision. Failure to obtain the timely required approval for a particular project or purchase decision may delay the purchase of our services or products. As a result, we expect that the sales cycle for some of our services and products will typically range from 90 days to more than 360 days, depending on the availability of funding to the prospective customer. These long cycles may cause delays in any potential sale, and we may spend a large amount of time and resources on prospective customers who decide not to purchase our services or products, which could materially and adversely affect our business.

Additionally, some of our services and products are designed for corporate customers, which requires us to maintain a sales force that understands the needs of these customers, engages in extensive negotiations and provides high-level support to complete sales. If we do not successfully market our services and products to these targeted customers, our operating results will be below our expectations and the expectations of investors and market analysts, which would likely cause the price of our common stock to decline.

We will not be able to develop or continue our business if we fail to attract and retain key personnel.

Our future success depends on our ability to attract, hire, train and retain a number of highly skilled employees and on the service and performance of our senior management team and other key personnel. The loss of the services of our executive officers or other key employees could adversely affect our business. Competition for qualified personnel possessing the skills necessary to implement our strategy is intense, and we may fail to attract or retain the employees necessary to execute our business model successfully. We have obtained “key person” life insurance policies covering three of our employees.

Our success will depend to a significant degree upon the continued contributions of our key management, engineering and other personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Randy May, our Chief Executive Officer, Peter Mehring, President of Intelleflex and Ken Smerz, President of Eco3D. If Messrs. May, Mehring or Smerz, or any other key members of our management team, leave our employment, our business could suffer and the share price of our common stock would likely decline. Although we have entered into an employment agreement with each of Messrs. May, Mehring and Smerz, one or more of them may voluntarily terminate his services at any time.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Most of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and through copyright, patent, trademark, and trade secret laws. However, all of these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted there under may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property in a cost-effective manner.

Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products and services.

From time to time, we might receive claims that we have infringed the intellectual property rights of others, including claims regarding patents, copyrights, and trademarks. Because of constant technological change in the markets in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all. We may incur significant expenditures to investigate, defend and settle claims related to the use of technology and intellectual property rights as part of our strategy to manage this risk.

Periods of sustained economic adversity and uncertainty could negatively affect our business, results of operations and financial condition.

Demand for our services and products depend in large part upon the level of capital and maintenance expenditures by many of our customers. Lower budgets could have a material adverse effect on the demand for our services and products, and our business, results of operations, cash flow and overall financial condition would suffer.

Disruptions in the financial markets may have an adverse impact on regional and world economies and credit markets, which could negatively impact the availability and cost of capital for us and our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our services or products, or their ability to pay for our services after purchase. These conditions could result in bankruptcy or insolvency for some customers, which would impact our revenue and cash collections. These conditions could also result in pricing pressure and less favorable financial terms in our contracts and our ability to access capital to fund our operations.

Patents, trademarks, copyrights and licenses are important to the Company’s business, and the inability to defend, obtain or renew such intellectual property could adversely affect the Company’s operating results.

The Company currently holds rights to patents and copyrights relating to certain aspects of its solar panel technology, Radio-Frequency Identification (“RFID”) technology, software, and services. In addition, the Company has registered, and/or has applied to register trademarks and service marks in the U.S. and a number of foreign countries for "Intelleflex," the Intelleflex logo, "ZEST," "ZEST Data Services," "ZEST Fresh," and numerous other trademarks and service marks. Although the Company believes the ownership of such patents, copyrights, trademarks and service marks is an important factor in its business and that its success does depend in part on the ownership thereof, the Company relies primarily on the innovative skills, technical competence, and marketing abilities of its personnel.

Many of the Company's products are designed to include intellectual property obtained from third-parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of its products and business methods, the Company believes, based upon past experience and industry practice, such licenses generally could be obtained on commercially reasonable terms; however, there is no guarantee that such licenses could be obtained at all.

Failure of information technology systems and breaches in data security could adversely affect the Company's financial condition and operating results.

Information technology system failures and breaches of data security could disrupt the Company's operations by causing delays or cancellation of customer orders, impeding the manufacture or shipment of products, or resulting in the unintentional disclosure of customer or Company information. Management has taken steps to address these concerns by implementing sophisticated network security and internal control measures. There can be no assurance, however, that a system failure or data security breach will not have a material adverse effect on the Company's financial condition and operating results.

The Company is subject to risks associated with laws, regulations and industry-imposed standards related to wireless communications devices.

Laws and regulations related to wireless communications devices in the many jurisdictions in which the Company operates are extensive and subject to change. Such changes, which could include but are not limited to restrictions on production, manufacture, distribution, and use of the device, may have a material adverse effect on the Company's financial condition and operating results.

Wireless communication devices, such as RFID readers, are subject to certification and regulation by governmental and standardization bodies. These certification processes are extensive and time consuming, and could result in additional testing requirements, product modifications or delays in product shipment dates, which may have a material adverse effect on the Company's financial condition and operating results.

The Company relies on access to third-party patents and intellectual property, and the Company's future results could be materially adversely affected if it is alleged or found to have infringed intellectual property rights.

Many of the Company's products are designed to include third-party intellectual property, and it may be necessary in the future to seek or renew licenses relating to various aspects of its products and business methods. Although the Company believes that, based on past experience and industry practice, such licenses generally could be obtained on commercially reasonable terms, there is no assurance that the necessary licenses would be available on acceptable terms or at all.

Because of technological changes in the business software, web and device applications, sensors and sensor-based devices, and RFID and wireless communication industries, current extensive patent coverage, and the rapid issuance of new patents, it is possible that certain components of the Company's products and business methods may unknowingly infringe the patents or other intellectual property rights of third parties. From time to time, the Company has been notified that it may be infringing such rights. Responding to such claims, regardless of their merit, can consume significant time and expense. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. If there is a temporary or permanent injunction prohibiting the Company from marketing or selling certain products or a successful claim of infringement against the Company requires it to pay royalties to a third party, the Company's financial condition and operating results could be materially adversely affected.

The inability to obtain certain raw materials could adversely impact the Company’s ability to deliver on its contractual commitments which could negatively impact operations and cash flows.

Although most components essential to the Company's business are generally available from multiple sources, certain key components including, but not limited to, microprocessors, enclosures, certain RFID custom integrated circuits, and application-specific integrated circuits ("ASICs") are currently obtained by the Company from single or limited sources. Some key components, while currently available to the Company from multiple sources, are at times subject to industry-wide availability constraints and pricing pressures. If the supply of a key or single-sourced component to the Company were to be delayed or curtailed or in the event a key manufacturing vendor delayed shipment of completed products to the Company, the Company's ability to ship related products in desired quantities, and in a timely manner, could be adversely affected. The Company's business and financial performance could also be adversely affected depending on the time required to obtain sufficient quantities from the original source, or to identify and obtain sufficient quantities from an alternative source. Continued availability of these components may be affected if suppliers were to decide to concentrate on the production of common components instead of components customized to meet the Company's requirements. The Company attempts to mitigate these potential risks by working closely with these and other key suppliers on product introduction plans, strategic inventories, coordinated product introductions, and internal and external manufacturing schedules and levels. Consistent with industry practice, the Company acquires components through a combination of formal purchase orders, supplier contracts, and open orders based on projected demand information. However, adverse changes in the supply chain of the Company’s vendors may adversely impact the supply of key components.

RISK FACTORS RELATING TO OUR COMMON STOCK AND WARRANTS

We have a substantial number of authorized common and preferred shares available for future issuance that could cause dilution of our stockholders’ interest and adversely impact the rights of holders of our common stock.

We have a total of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized for issuance. As of April 28, 2016, we have 34,008,687 shares of common stock issued and outstanding (including the shares of common stock sold in the Offering) and no preferred shares issued or outstanding. Further, as of April 28, 2016, we had 54,657,546 shares of common stock and 5,000,000 shares of preferred stock available for issuance. As of April 28, 2016, we have reserved 4,336,625 shares of our common stock for issuance upon the exercise of outstanding warrants, 1,500,000 shares of our common stock upon conversion of outstanding convertible notes, and 5,497,142 additional shares available for future grants under our stock incentive plan and no shares reserved for conversion of our preferred stock. We may seek financing that could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. We may also make acquisitions that result in issuances of additional shares of our capital stock. Those additional issuances of capital stock would result in a significant reduction of your percentage interest in us. Furthermore, the book value per share of our common stock may be reduced. This reduction would occur if the exercise price of any issued warrants, the conversion price of any convertible notes or the conversion ratio of any issued preferred stock is lower than the book value per share of our common stock at the time of such exercise or conversion.

The addition of a substantial number of shares of our common stock into the market or by the registration of any of our other securities under the Securities Act may significantly and negatively affect the prevailing market price for our common stock. The future sales of shares of our common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of our common stock, as such warrants and options would be more likely to be exercised at a time when the price of our common stock is greater than the exercise price.

We effected our 1-for-250 reverse stock split on March 18, 2016. However, we cannot assure you that we will be able to continue to comply with the minimum price requirements of The NASDAQ Capital Market.

We effected our 1-for-250 reverse stock split on March 18, 2016, with the intent to list the common stock on The NASDAQ Capital Market. We effectuated the reverse stock split in order to achieve the requisite increase in the market price of our common stock to be in compliance with the minimum price requirements of The NASDAQ Capital Market. We cannot assure you that the market price of our common stock following the reverse stock split will remain at the level required for continuing compliance with that requirement. It is not uncommon for the market price of a company’s common stock to decline in the period following a reverse stock split. If the market price of our common stock declines following the effectuation of the reverse stock split, the percentage decline may be greater than would occur in the absence of the reverse stock split. In any event, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to maintain The NASDAQ Capital Market’s minimum price requirements.

There may not be an active market for shares of our common stock.

Our common stock is quoted OTCQB maintained by the OTC Market Group Inc. under the symbol “EARK”. However, no assurance can be given that an active trading market for our common stock will develop and continue. As a result, you may find it more difficult to purchase, dispose of and obtain accurate quotations as to the value of our common stock. If we are unable to achieve The NASDAQ Capital Market listing requirements, our common stock would continue to trade on the OTCQB.

The reverse stock split may decrease the liquidity of the shares of our common stock.

The liquidity of the shares of our common stock may be affected adversely by the 1-for-250 reverse stock split given the reduced number of shares outstanding following the reverse stock split, especially if the market price of our common stock does not increase as a result of the reverse stock split.

Following the reverse stock split, the resulting market price of our common stock may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

Although we believe that a higher market price of our common stock may help generate greater or broader investor interest, we cannot assure you that the reverse stock split will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common stock will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common stock may not necessarily improve.

Our stock could be subject to volatility.

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

●	actual or anticipated fluctuations in our quarterly and annual results;

●	changes in market valuations of companies in our industry;

●	announcements by us or our competitors of new strategies, significant contracts, acquisitions, strategic relationships, joint ventures, capital commitments or other material developments that may affect our prospects;

●	shortfalls in our operating results from levels forecasted by company management;

●	additions or departures of our key personnel;

●	sales of our capital stock in the future;

●	liquidity or cash flow constraints; and,

●	fluctuations in stock market prices and volume, which are particularly common for the securities of emerging technology companies, such as us.

We may not pay dividends on our common stock in the foreseeable future.

We have not paid any dividends on our common stock. We might pay dividends in the future at the discretion of our Board of Directors.  We are unlikely to pay dividends at any time in the foreseeable future; rather, we are likely to retain earnings, if any, to fund our operations and to develop and expand our business.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We may issue additional securities following the completion of this offering. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our stockholders may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan” or “anticipate” and other similar words. Such forward-looking statements may be contained in the sections “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among other places in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this prospectus. We do not intend, and undertake no obligation, to update any forward-looking statement.

SELLING SECURITYHOLDERS

This prospectus covers the resale from time to time by the selling securityholders identified in the table below of up to an aggregate of (i) 4,336,625 shares and (ii) 4,336,625 issuable upon the exercise of warrants, in each case, issued in the Private Offering.

We are registering the shares of common stock hereby pursuant to the terms of the subscription agreement (the “Subscription Agreement”) among us and the investors in the Private Offering in order to permit the selling securityholders identified in the table below to offer the shares for resale from time to time. Because the shares of common stock issuable upon the exercise of our warrants are subject to adjustment if our shares of common stock are subdivided or combined (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) the number of shares that will actually be issuable upon any exercise thereof may be more or less than the number of shares being offered by this prospectus.

None of the selling securityholders are licensed broker-dealers or affiliates of licensed broker-dealers.

The table below (i) lists the selling securityholders and other information regarding the beneficial ownership (except with respect to the totals in Column 2, as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of our common stock by each of the selling securityholders (including securities issued in transactions unrelated to the Private Offerings, if any); (ii) have been prepared based upon information furnished to us by the selling securityholders; and (iii) to our knowledge, is accurate as of the date of this prospectus. The selling securityholders may sell all, some or none of their shares in this offering. The selling securityholders identified in the table below may have sold, transferred or otherwise disposed of some or all of theirs shares since the date of this prospectus in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly and as required.

	Common Shares Owned
	Shares	Shares Underlying Warrants	Total	Shares Being Registered	Common Shares Owned After Sale
Stephen L. O'Bryan Declaration of Trust, 3-23-89	300,000	300,000	600,000	600,000	0
AMB Financial, LLC	200,000	200,000	400,000	400,000	0
The Stephen D. Kleppe and Shirley R. Kleppe Trust Dated August 20, 2013	200,000	200,000	400,000	400,000	0
Well of Oath, LLC	125,000	125,000	250,000	250,000	0
Dennis J. Loudermilk	100,000	100,000	200,000	200,000	0
Kelly & Barry Schmidt JTWRS	93,750	93,750	187,500	187,500	0
EA 2015 LLC	75,000	75,000	150,000	150,000	0
The Verna Mae Gift Trust	71,250	71,250	142,500	142,500	0
Matthews Family Revocable Trust	65,000	65,000	130,000	130,000	0
John C. Thompson	65,000	65,000	130,000	130,000	0
Lakeshore Capital, LLC	62,500	62,500	125,000	125,000	0
Buckner Family Trust	62,500	62,500	125,000	125,000	0
Roland and Lisa Emanuel	62,500	62,500	125,000	125,000	0
Greg Dollarhyde	50,000	50,000	100,000	100,000	0
Bryan S. Mick and Kelly S. Mick JTWRS	50,000	50,000	100,000	100,000	0
Bryan & Carrie McDermott	50,000	50,000	100,000	100,000	0
Kevin Olson	50,000	50,000	100,000	100,000	0
Betaroan, LLC	50,000	50,000	100,000	100,000	0
Laura Duke Revocable Trust	50,000	50,000	100,000	100,000	0
Hames Family Trust	50,000	50,000	100,000	100,000	0
MJ Strategies, LLC	48,750	48,750	97,500	97,500	0
Jeffrey L. Augspurgor Trust UAD 10-23-03	42,500	42,500	85,000	85,000	0
LGMG, LLC	37,500	37,500	75,000	75,000	0
The Oreste & Marie Living Trust	37,500	37,500	75,000	75,000	0
Edward O. Battaglia TOD	37,500	37,500	75,000	75,000	0
David Tyner	31,250	31,250	62,500	62,500	0
Brian Brogger	31,250	31,250	62,500	62,500	0
Jeffrey Rockacy	31,250	31,250	62,500	62,500	0
Levlo Legacy, LLC	30,000	30,000	60,000	60,000	0
Jonathan Lane Jeanes	30,000	30,000	60,000	60,000	0
J & T Meadows Ltd	30,000	30,000	60,000	60,000	0
Baisch Revocable Living Trust	27,000	27,000	54,000	54,000	0
Marsh Revocable Trust	25,000	25,000	50,000	50,000	0
Charles M. Beck Von Peccoz	25,000	25,000	50,000	50,000	0
Giardino Family Trust	25,000	25,000	50,000	50,000	0
John Spadar & Julia Singer JTWRS	25,000	25,000	50,000	50,000	0
Michael Schultz	25,000	25,000	50,000	50,000	0
Richard Adler	25,000	25,000	50,000	50,000	0
Deborah A. Harwood	25,000	25,000	50,000	50,000	0
Jill J. McCracken	25,000	25,000	50,000	50,000	0
My voices, LLC	25,000	25,000	50,000	50,000	0
John P. Fitzgerald	25,000	25,000	50,000	50,000	0
Philip Lee Keesling	25,000	25,000	50,000	50,000	0
Patrick & Brneda Simpkins	25,000	25,000	50,000	50,000	0
William R. Taylor	25,000	25,000	50,000	50,000	0
Timothy Doherty	25,000	25,000	50,000	50,000	0
IRA Services Trust Company FBO David Rourke Sr.	25,000	25,000	50,000	50,000	0
One Tree Hill Revocable Trust	25,000	25,000	50,000	50,000	0
Richard G. Whittier	25,000	25,000	50,000	50,000	0
Ling Family Trust 7-16-2009	25,000	25,000	50,000	50,000	0
Michael & Margo Hamsher	25,000	25,000	50,000	50,000	0
Bowen Family Revocable Trust	25,000	25,000	50,000	50,000	0
W-Y Transport Inc. Profit Sharing Trust	25,000	25,000	50,000	50,000	0
Lewis Yarborough	25,000	25,000	50,000	50,000	0
Parkhill Clinic For Women Profit Sharing Plan Acct #460695937	25,000	25,000	50,000	50,000	0
David Scott Smith	22,500	22,500	45,000	45,000	0
Deborah A. Thomas	20,000	20,000	40,000	40,000	0
Gary D. Post & Mary H. Post	20,000	20,000	40,000	40,000	0
James & Mary Kate Dillon	20,000	20,000	40,000	40,000	0
IRA Services Trust Company FBO Jarrod Sherman	20,000	20,000	40,000	40,000	0

11

	Common Shares Owned
	Shares	Shares Underlying Warrants	Total	Shares Being Registered	Common Shares Owned After Sale
Kelly Lawson	20,000	20,000	40,000	40,000	0
Stephen & Colleen Blauer	20,000	20,000	40,000	40,000	0
Roger Kraig Kemp	19,625	19,625	39,250	39,250	0
Daniel & Julie Nelson	18,750	18,750	37,500	37,500	0
Henry Cleve Stubblefield	18,750	18,750	37,500	37,500	0
Monroe P. Guest	18,750	18,750	37,500	37,500	0
The Jere and Marian Chrispens CRUT	18,750	18,750	37,500	37,500	0
Zackery Holley	18,750	18,750	37,500	37,500	0
BF or Rebecca C. Gibbons	15,000	15,000	30,000	30,000	0
Closed Loop Waste, LLC	13,750	13,750	27,500	27,500	0
Joseph & Janet Spano JTWRS	13,750	13,750	27,500	27,500	0
Joseph L. Geierman Jr. and Joyce C. Geierman	13,000	13,000	26,000	26,000	0
The Hordynski Family Trust	12,500	12,500	25,000	25,000	0
Todd & Jenny Laddusaw	12,500	12,500	25,000	25,000	0
Mark Hancock	12,500	12,500	25,000	25,000	0
Jerry D. Reed	12,500	12,500	25,000	25,000	0
James Peterson & Jennifer A. Peterson	12,500	12,500	25,000	25,000	0
Kevin Nichols	12,500	12,500	25,000	25,000	0
Andrea J. Morneau Family Trust 9-12-06	12,500	12,500	25,000	25,000	0
Piece O'Cake LLC	12,500	12,500	25,000	25,000	0
Cerebral Output, LLC	12,500	12,500	25,000	25,000	0
Nancy Coleman	12,500	12,500	25,000	25,000	0
Dean F. Eisma	12,500	12,500	25,000	25,000	0
IRA Services Trust Company CFBO James E. Cassidy	12,500	12,500	25,000	25,000	0
Jason Rex Rivers	12,500	12,500	25,000	25,000	0
David Matthew Wilkett Cynthia Wilkett JT TEN TOD DTD	12,500	12,500	25,000	25,000	0
Stephen L. Kass	12,500	12,500	25,000	25,000	0
Capital Plus, LLC	12,500	12,500	25,000	25,000	0
Steven & Carolyn Taraborelli	12,500	12,500	25,000	25,000	0
DWC Consultants, Inc	12,500	12,500	25,000	25,000	0
Leonard E. & Susan J. Hinton	12,500	12,500	25,000	25,000	0
KGKBKR Inc.	12,500	12,500	25,000	25,000	0
Lawrence Edmund Krynski	12,500	12,500	25,000	25,000	0
Larry D. Durham	12,500	12,500	25,000	25,000	0
Neil Adcock	12,500	12,500	25,000	25,000	0
Carabello Family LLC	12,500	12,500	25,000	25,000	0
RC Moore	12,500	12,500	25,000	25,000	0
Dean I. Creviston and Brenda S. Creviston Trust UA 5-17-09	12,500	12,500	25,000	25,000	0
William W Cutter Trust	12,500	12,500	25,000	25,000	0
Smith Family Revocable Living Trust	12,500	12,500	25,000	25,000	0
James S. Hodson	12,500	12,500	25,000	25,000	0

12

	Common Shares Owned
	Shares	Shares Underlying Warrants	Total	Shares Being Registered	Common Shares Owned After Sale
RWT Trust	12,500	12,500	25,000	25,000	0
David Harris	12,500	12,500	25,000	25,000	0
The Kasner Revocable Living Trust	12,500	12,500	25,000	25,000	0
Ashley Erin Mason & George L. Mallory Joint Tentants JT TEN	12,500	12,500	25,000	25,000	0
Andrew Clemons	12,500	12,500	25,000	25,000	0
Matt L. Mawby	12,500	12,500	25,000	25,000	0
Frank E. French Jr. 1994 Trust	12,500	12,500	25,000	25,000	0
RJM Ventures, LLC	12,500	12,500	25,000	25,000	0
Paul W. Mullins	12,500	12,500	25,000	25,000	0
Darwin Jay McManus	12,000	12,000	24,000	24,000	0
Paul Hagen	11,000	11,000	22,000	22,000	0
The Diana Lyn Kietzman Living Trust UA 6-25-1998	10,000	10,000	20,000	20,000	0
Dawn Weerasinghe	10,000	10,000	20,000	20,000	0
Barry Carter	10,000	10,000	20,000	20,000	0
Millers Supermarket, Inc	10,000	10,000	20,000	20,000	0
Jeffrey K. Latham	10,000	10,000	20,000	20,000	0
Mark Breneman and Alyce Breneman	10,000	10,000	20,000	20,000	0
Larry R. Thompson	10,000	10,000	20,000	20,000	0
Shannon L. Clark	10,000	10,000	20,000	20,000	0
Mark B. Schwanz	10,000	10,000	20,000	20,000	0
Harlin F. or Lilla M. Hames	10,000	10,000	20,000	20,000	0
Paul Reichert	10,000	10,000	20,000	20,000	0
Don & Stacey Carter	10,000	10,000	20,000	20,000	0
Robert & Martha Buhler	10,000	10,000	20,000	20,000	0
P L J Investments, LLC	10,000	10,000	20,000	20,000	0
N. Lee Dillow	8,000	8,000	16,000	16,000	0
The JH Revocable Trust dated 1/14/2014	7,500	7,500	15,000	15,000	0
Dustin Weaver	7,500	7,500	15,000	15,000	0
Kimberly R. Fairchild	7,500	7,500	15,000	15,000	0
Corey Eschweiler	7,500	7,500	15,000	15,000	0
Domenico Iriti	7,500	7,500	15,000	15,000	0
Thomas A. Erdmier	7,500	7,500	15,000	15,000	0
Oldham Properties Ltd.	7,500	7,500	15,000	15,000	0
Thomas Kent Kelsay	7,500	7,500	15,000	15,000	0
IRA Services Trust Company CFBO David Johnson IRA 346019	7,500	7,500	15,000	15,000	0
Gerald David Adkisson and Joel Adkisson Joint Tenants in Common	7,500	7,500	15,000	15,000	0
William M. Wilson	7,500	7,500	15,000	15,000	0
Tim & Mari Maroushek	7,500	7,500	15,000	15,000	0

13

	Common Shares Owned
	Shares	Shares Underlying Warrants	Total	Shares Being Registered	Common Shares Owned After Sale
Marian L. Beck Von Peccoz	7,000	7,000	14,000	14,000	0
Michael A. Simons 2002 Rev Trust 5/11/2002	7,000	7,000	14,000	14,000	0
Blue Oak Trust	7,000	7,000	14,000	14,000	0
Donald Lovering	6,250	6,250	12,500	12,500	0
Timothy L. Shugrue	6,250	6,250	12,500	12,500	0
Ryan Coleman	6,250	6,250	12,500	12,500	0
Sandra G. Williams	6,250	6,250	12,500	12,500	0
Juliet McIver	6,250	6,250	12,500	12,500	0
Jeremy Sanders and Melanie Phipps Sanders	6,250	6,250	12,500	12,500	0
Susan Sullivan	6,250	6,250	12,500	12,500	0
The Margaret J. Baurer Living Trust Dated 2/27/2013	6,250	6,250	12,500	12,500	0
IRA Services Trust Company CFBO Phillip Kuehne	6,250	6,250	12,500	12,500	0
Hyland Family Trust	6,250	6,250	12,500	12,500	0
IRA Services Trust Company CFBO Lawrence Kistler Roth IRA	6,250	6,250	12,500	12,500	0
Dennis Bridges	6,250	6,250	12,500	12,500	0
Marie Hayman	6,250	6,250	12,500	12,500	0
Cathy L. Aust Trust DTD 10-14-13	6,250	6,250	12,500	12,500	0
Gail H. Van Kleek Rev. Trust	6,250	6,250	12,500	12,500	0
Richard A. Mickelsen	6,250	6,250	12,500	12,500	0
Kurt Bachmayer & Lisa Dalke JTWRS	6,250	6,250	12,500	12,500	0
Jordan Sherman	6,250	6,250	12,500	12,500	0
Ralph Viscomi	6,250	6,250	12,500	12,500	0
Shell Family Trust	6,250	6,250	12,500	12,500	0
John P Gannon Trust	6,250	6,250	12,500	12,500	0
Troy & Kathleen Miller JTWRS	6,250	6,250	12,500	12,500	0
Robert Munson & Kathy Munson	6,250	6,250	12,500	12,500	0
Terry A. Merritt	6,250	6,250	12,500	12,500	0
Kirk R. Mickelsen	6,250	6,250	12,500	12,500	0
Brian J. Leonard & Jennifer A. Leonard	6,250	6,250	12,500	12,500	0
Derek M Guirand	6,250	6,250	12,500	12,500	0
James Horosky	6,250	6,250	12,500	12,500	0
Peter & Laura Burke JTWRS	6,250	6,250	12,500	12,500	0
Martha J Leiby Rev Trsut 6-14-2005	6,250	6,250	12,500	12,500	0
The Nanni Investment Tust 10/10/2008	6,250	6,250	12,500	12,500	0
B& E Family, LLC	6,250	6,250	12,500	12,500	0
Tom Sheehan	6,250	6,250	12,500	12,500	0
Charles R. Bauer	6,250	6,250	12,500	12,500	0
Charlotte Roehr	6,250	6,250	12,500	12,500	0
Thomas M. O'Neill	6,250	6,250	12,500	12,500	0
Dwain L. Owens & Jill A. Owens	6,250	6,250	12,500	12,500	0
Paul A. Cohen	6,250	6,250	12,500	12,500	0
Thomas Ryan & Mary Ann Cugini JTWRS	6,250	6,250	12,500	12,500	0
Ruth A. Lorsung Revocable Trust Dtd. 2-17-2006	6,250	6,250	12,500	12,500	0
IRA Services Trust Company CFBO: Jay Oliphant IRA Account No. IRA544978	6,250	6,250	12,500	12,500	0
Patsy and Michael Cluatre Joint Tennants	6,250	6,250	12,500	12,500	0
Evan Kass SEP FBO Evan Kass	6,250	6,250	12,500	12,500	0
Charles A. Lundby & Nancy M. Olsen	6,250	6,250	12,500	12,500	0
Ryan E. Lawrence	6,250	6,250	12,500	12,500	0
The Rick & Christine Williams Family Trust	6,250	6,250	12,500	12,500	0
Phil A. Albrecht Jr.	6,250	6,250	12,500	12,500	0
Mark Lenhart	6,250	6,250	12,500	12,500	0
PENSCO Trust Company LLC Custodian FBO: Robert M. Sherba	6,250	6,250	12,500	12,500	0
Matthew C. Johnson	6,250	6,250	12,500	12,500	0
Joel A. Adkisson	6,250	6,250	12,500	12,500	0
Richard Bacchiocchi IRA FBO IRA Services Trust Company Custodian	6,250	6,250	12,500	12,500	0
Steven R. Batchelor	6,250	6,250	12,500	12,500	0
Joseph Guidi	6,250	6,250	12,500	12,500	0
Joe Don & Jennifer Joyce Irrevocable Trust	6,250	6,250	12,500	12,500	0
Stephen M. Ford	6,250	6,250	12,500	12,500	0
The Elias E. Aupperle Trust	6,250	6,250	12,500	12,500	0
Brevived, LLC	6,250	6,250	12,500	12,500	0
Kenneth Harpell	6,250	6,250	12,500	12,500	0
Scott Clark and Leslie Clark JTWRS	6,250	6,250	12,500	12,500	0
Raymond D. Saenz III	6,250	6,250	12,500	12,500	0
Diane Sutch	6,250	6,250	12,500	12,500	0
Raymond Bills	6,250	6,250	12,500	12,500	0
Thomas Liberis	6,250	6,250	12,500	12,500	0
Arthur C. Hoover	6,250	6,250	12,500	12,500	0
Lombardo Family Trust 11-08-2005	6,250	6,250	12,500	12,500	0
Lorenz Finison & Carmen Fields JTWRS	6,250	6,250	12,500	12,500	0
Gallagher Family Trust	6,250	6,250	12,500	12,500	0
Paul Arema	6,250	6,250	12,500	12,500	0
IRA Services Trust Company CFBO Robin Tanner	6,250	6,250	12,500	12,500	0
Savvy Capital, LLC	6,250	6,250	12,500	12,500	0
Gary Metzger	2,500	2,500	5,000	5,000	0

DETERMINATION OF OFFERING PRICE

The selling securityholders will determine at what price they may sell the shares of common stock offered by this prospectus, and such sales may be made at prevailing market prices, at prices related to the prevailing market price or at privately negotiated prices.

PLAN OF DISTRIBUTION

We are registering (i) the shares of common stock issued pursuant to the conversion of certain convertible promissory notes; and (ii) the shares of common stock issuable upon exercise of the warrants, in each case, issued in connection with the Private Offerings to permit the resale of these shares of common stock by the selling securityholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling securityholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions other than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and,

●	any other method permitted pursuant to applicable law.

The selling securityholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling securityholders may transfer the shares of common stock by other means not described in this prospectus. If the selling securityholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved but, except as set forth in a supplement to this prospectus to the extent required, in the case of an agency transaction, will not be in excess of a customary brokerage commission in compliance with FINRA Rule 5110).

In connection with sales of the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling securityholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the shares of common stock in other circumstances as permitted by their respective Subscription Agreement, the warrants and all applicable law, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling securityholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In such event, any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. Selling securityholders who are deemed to be “underwriters” under the Securities Act (if any) will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling securityholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to engage in a distribution of the common stock. Upon us being notified in writing by a selling securityholder that any material arrangement has been entered into with a broker-dealer for the distribution of common stock, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being distributed and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

Each selling securityholder may sell all, some or none of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part. If sold under the registration statement of which this prospectus forms a part, the shares of common stock registered hereunder will be freely tradable in the hands of persons other than our affiliates that acquire such shares.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling securityholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the applicable registration rights agreements to which they are a party, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the applicable registration rights agreement to which they are a party, or we may be entitled to contribution.

USE OF PROCEEDS

We will not receive proceeds from the sale of common stock under this prospectus. We will, however, receive approximately $21,683 from the selling securityholders if they exercise all of the warrants (assuming, in each case, no adjustments are made to the exercise price or number of shares issuable upon exercise of the warrants), which we expect we would use primarily for working capital purposes.

The holders of the warrants may exercise their warrants at any time at their own discretion, if at all, in accordance with the terms thereof until their expiration. As a result, we cannot plan on receiving any proceeds from the exercise of any of the warrants, nor can we plan on any specific uses of any proceeds we may receive beyond the purposes described herein. We have agreed to bear the expense (other than any underwriting discounts or commissions or agent’s commissions) in connection with the registration of the common stock being offered hereby by the selling securityholders.

MARKET FOR OUR COMMON STOCK

Our common stock, from April 22, 2016, is quoted on the OTCQB market maintained by the OTC Market Group Inc. under the symbol “EARK”. Our common stock was quoted on the over the counter market from September 5, 2008 through February 5, 2010 under the symbol MBSV.OB. From February 6, 2010 to April 21, 2016, our common stock has been listed on the over the counter market under the symbol MGLT. Prior to February 8, 2010, there was no active market for our common stock. The following table sets forth the high and low prices for our common stock for the periods indicated, as reported by the OTCQB.

2016	HIGH	LOW
Second Quarter (through April 28, 2016)	$22.00	$15.00
First Quarter	$25.025	$8.65

2015	HIGH	LOW
First Quarter	$18.75	$6.25
Second Quarter	$18.125	$7.50
Third Quarter	$12.50	$3.75
Fourth Quarter	$17.50	$2.50

FISCAL YEAR 2014	HIGH	LOW
First Quarter	$20.00	$6.75
Second Quarter	$17.125	$6.25
Third Quarter	$20.00	$7.875
Fourth Quarter	$18.75	$3.75

Holders

As of April 28, 2016, the last reported sales price reported on the OTC Markets Inc. for our common stock was $18.00 per share. As of the date of this prospectus, we had approximately 550 holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent of our common stock is Island Stock Transfer, located at 15550 Roosevelt Boulevard, Suite 301, Clearwater, Florida 33760.

Dividends

We have never declared or paid any cash dividends on our capital stock.  The payment of dividends on our common stock in the future will depend on our earnings, capital requirements, operating and financial condition and such other factors as our Board of Directors may consider appropriate.  We currently expect to use all available funds to finance the future development and expansion of our business and do not anticipate paying dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table sets forth equity compensation plan information as of December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	659,000		$2.50	4,838,142
Total		$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. The information contained below may be subject to risk factors. We urge you to review carefully the section of this prospectus entitled “Risk Factors” for a more complete discussion of the risks associated with an investment in our securities. See “Special Note on Forward-Looking Statements.”

We sell the services and products discussed under the section of this prospectus entitled “Business.”

Critical Accounting Policies and Estimates

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on revenue, income (loss) from operations and net income (loss), as well as the value of certain assets and liabilities on our balance sheet. The application of our critical accounting policies requires an evaluation of a number of complex criteria and significant accounting judgments by us. Our management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We evaluate our estimates on a regular basis and make changes accordingly. Senior management has discussed the development, selection and disclosure of these estimates. Actual results may materially differ from these estimates under different assumptions or conditions. If actual results were to materially differ from these estimates, the resulting changes could have a material adverse effect on our financial condition.

Our critical accounting polices include the following:

Principles of Consolidation

The consolidated financial statements include the accounts of EcoArk, Inc. and its subsidiaries, collectively referred to as Ecoark. All significant intercompany accounts and transactions have been eliminated in consolidation. Ecoark is a holding company and holds one hundred percent of Pioneer and Intelleflex. EcoArk owns 65% of Eco3D and the remaining 35% interest is owned by executives of Eco3D.

The Company applies the guidance of Topic 810 “Consolidation” of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) to determine whether and how to consolidate another entity.  Pursuant to ASC Paragraph 810-10-15-10 all majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated except when control does not rest with the parent. Pursuant to ASC Paragraph 810-10-15-8, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, management’s estimate of provisions required for non-collectible accounts receivable, obsolete or slow-moving inventory, and determination of the fair value of stock awards issued. Actual results could differ from those estimates.

Inventory

Inventory is stated at the lower of cost or market. Inventory cost is determined by specific identification on a first in first out basis, and provisions are made to reduce slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values.

Property and Equipment and Long-Lived Assets

Property and equipment is stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from five to ten years.

 FASB Codification Topic 360 “Property, Plant and Equipment” (“ASC 360”), requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The application of ASC 360 has not materially affected the Company’s reported earnings, financial condition or cash flows.

Intangible assets with definite useful lives are stated at cost less accumulated amortization. Intangible assets capitalized as of December 31, 2015 and 2014 represent the valuation of the company-owned patents and customer lists. These intangible assets are being amortized on a straight-line basis over their estimated average useful lives of thirteen and a half years for the patents and three years for the customer lists. Expenditures on intangible assets through Ecoark’s filing of patent and trademark protection for company-owned inventions are expensed as incurred.

Ecoark assesses the impairment of identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the company considers to be important which could trigger an impairment review include the following:

1. Significant underperformance relative to expected historical or projected future operating results;

2. Significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

3. Significant negative industry or economic trends.

When the Company determines that the carrying value of intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the company records an impairment charge. The company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows. The company did not consider it necessary to record any impairment charges during the years ended December 31, 2015 and 2014.

Revenue Recognition

Product revenue primarily consists of the sale of electronic hardware, recycled plastics products, and recycled furniture. The Company recognizes revenue when the following criteria have been met:

Evidence of an arrangement exists. The company considers a customer purchase order, service agreement, contract, or equivalent document to be evidence of an arrangement.

Delivery has occurred. The company’s standard transfer terms are free on board (FOB) shipping point. Thus, delivery is considered to have occurred when title and risk of loss have passed to the customer at the time of shipment.

The fee is fixed or determinable. The company considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment and payment terms are standard, which is generally 30-60 days.

Collection is deemed reasonably assured. Collection is deemed reasonably assured if it is expected that the customer will be able to pay amounts under the arrangement as payments become due. If it is determined that collection is not reasonably assured, then revenue is deferred and recognized upon cash collection.

The company for its software revenue will recognize revenues in accordance with ASC 985-605, Software Revenue Recognition.

Revenue from software license agreements is recognized when persuasive evidence of an agreement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectability is probable. In software arrangements that include more than one element, the Company allocates the total arrangement fee among the elements based on the relative fair value of each of the elements.

License revenue allocated to software products generally is recognized upon delivery of the products or deferred and recognized in future periods to the extent that an arrangement includes one or more elements to be delivered at a future date and for which fair values have not been established. Revenue allocated to maintenance agreements is recognized ratably over the maintenance term and revenue allocated to training and other service elements is recognized as the services are performed. If evidence of fair value does not exist for all elements of a license agreement and post customer support (“PCS”) is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement as license revenue. If evidence of fair value of all undelivered PCS elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Cost of license revenue primarily includes product, delivery, and royalty costs. Cost of maintenance and service revenue consists primarily of labor costs for engineers performing implementation services, technical support, and training personnel as well as facilities and equipment costs.

The Company enters into arrangements that can include various combinations of software, services, and hardware. Where elements are delivered over different periods of time, and when allowed under U.S. Generally Accepted Accounting Principles (“GAAP”), revenue is allocated to the respective elements based on their relative selling prices at the inception of the arrangement, and revenue is recognized as each element is delivered. The Company uses a hierarchy to determine the fair value to be used for allocating revenue to elements: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence, and (iii) best estimate of selling price (“ESP”). For software elements, the Company follows the industry specific software guidance which only allows for the use of VSOE in establishing fair value. Generally, VSOE is the price charged when the deliverable is sold separately or the price established by management for a product that is not yet sold if it is probable that the price will not change before introduction into the marketplace.

ESPs are established as best estimates of what the selling prices would be if the deliverables were sold regularly on a stand-alone basis. The process for determining ESPs requires judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable.

When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance and certain production-type contracts contained in ASC 605-35, Construction-Type and Production-Type Contracts. We use the percentage of completion method provided all of the following conditions exist:

●	the contract includes provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged and the manner and terms of settlement;

●	the customer can be expected to satisfy its obligations under the contract;

●	the Company can be expected to perform its contractual obligations; and

●	reliable estimates of progress towards completion can be made.

We measure completion based on achieving milestones detailed in the agreements with the customers. Costs of providing services, including services accounted for in accordance with ASC 605-35, are expensed as incurred.

Stock-Based Compensation

The Company follows ASC 718-10 “Share Based Payments”. The Company calculates compensation expense for all awards granted, but not yet vested, based on the grant-date fair values. Stock-based compensation expense for all awards granted is based on the grant-date fair values. The Company recognizes these compensation costs, net of an estimated forfeiture rate, on a pro rata basis over the requisite service period of each vesting tranche of each award. The Company considers voluntary termination behavior as well as trends of actual option forfeitures when estimating the forfeiture rate.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505-50, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and additional paid-in capital.

Recoverability of Long-Lived Assets

The Company reviews recoverability of long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale will be carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Fair Value Measurements

ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. ASC 820 classifies these inputs into the following hierarchy:

Level 1 inputs: Quoted prices for identical instruments in active markets.

Level 2 inputs: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs: Instruments with primarily unobservable value drivers.

The following management’s discussion and analysis addresses the financial condition and results of operations of Ecoark, Inc. and its consolidated subsidiaries. Consistent with the financial statements included in Section F below, no amounts relating to Magnolia Solar are included.

Results of Continuing Operations for the Years Ended December 31, 2015 and 2014

Revenues

Net sales for the year ended December 31, 2015 were $7,868 as compared to $6,017 for the year ended December 31, 2014. The 31% increase was related to expanded operations, including a significant increase in service revenues and product sales. Product sales of $5,167 in 2015 increased 18% from the $4,378 achieved in 2014. The increase was principally due to increased sales of plastic products manufactured from recycled and other material. Revenue from services of $2,701 in 2015 increased 65% from the $1,639 recorded in 2014. Expansion of the 3D mapping, modeling and consulting business drove the increase in service revenues.

Cost of Revenues and Gross Profit

Cost of revenues for the year ended December 31, 2015 was $6,138 as compared to $5,024 for the year ended December 31, 2014. The increase was directly related to the increase in revenues. The improvement in gross profit from $993 in 2014 to $1,730 was principally achieved as a result of higher margin service revenues. Services achieved a gross margin of 56% in both 2015 and 2014. The increase in those revenues resulted in an increase in total gross margin from 17% in 2014 to 22% in 2015. Margins for products were 4% or less.

Operating Expenses

Salaries and Salary Related Costs

Salaries for the year ended December 31, 2015 were $3,791, up 34% from $2,836 for the year ended December 31, 2014. The increase was related to the expanded operations referred to above regarding the increase in sales and an increase in stock based compensation. In addition, a number of individuals became employees compared with previous contractor status.

Professional Fees and Consulting

Professional fees and consulting expenses for the year ended December 31, 2015 of $3,651, were down 31% from $5,311 incurred for the year ended December 31, 2014 as a result of the conversion of contractors to employees and a decrease in consulting expense.

General and Administrative

Other general and administrative expenses for the year ended December 31, 2015 were $1,636 in line with $1,630 for the year ended December 31, 2014.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2015 was $1,226, compared to $1,708 for the year ended December 31, 2014. The 28% decrease resulted from certain customer list intangibles becoming fully amortized in September 2015 while 2014 included a full year of amortization.

Interest Expense

Interest expense, net of interest income, for the year ended December 31, 2015 was $785 as compared to $1,270 for the year ended December 31, 2014. The 38% decrease was a result of lower interest accruing on the related party debt in 2015 because of a decrease in interest rates.

Net Loss

Net loss for the year ended December 31, 2015 was $10,473 as compared to $14,264 for the year ended December 31, 2014. The $3,791 decrease in net loss was primarily from an increase of $737 in gross profit, a decrease in total operating expenses of $1,120, a decrease in interest expense of $485 and the $1,449 loss from discontinued operations in 2014 that did not exist in 2015.

In November 2014, Ecoark sold its subsidiary, SA Concepts. In the sale, Ecoark sold the net assets in exchange for 2,000,000 Class A shares of stock. The value of the treasury stock in this transaction of $616 was equal to the value of the net assets of SA Concepts sold. Therefore, there was no gain or loss attributable to the disposal of this subsidiary. The operations of SA Concepts are reflected as loss from discontinued operations in the consolidated statements of operations.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, levels of accounts receivable and accounts payable and capital expenditures.

To date we have financed our operations through sales of common stock and the issuance of debt.

At December 31, 2015 and December 31, 2014 we had cash of $1,962 and $2,220, respectively, and working capital deficit of $2,153 and $6,636, respectively. The increase in working capital was principally due to the decrease in the current portion of long-term debt-related parties resulting from the conversion of debt to equity. Ecoark is dependent upon raising capital from financing transactions.

Net cash used by operating activities was $7,671 for the year ended December 31, 2015, as compared to net cash used in operating activities of $8,012 for the year ended December 31, 2014. Cash used in operating activities is related to Ecoark’s net loss partially offset by non-cash expenses.

Net cash provided in financing activities in 2015 was $7,388, including $8,461 from the issuance of common stock less net repayments of long-term debt of $1,073. In 2014, $5,143 was received from the sale of common stock and $5,034 from net issuances of long-term debt.

Since our inception, Ecoark has experienced negative cash flow from operations and expects to experience significant negative cash flow from operations in the future. It will need to raise additional funds in the future so that it can expand its operations and repay its indebtedness. The inability to obtain additional capital may restrict its ability to grow and may reduce its ability to continue to conduct business operations.

At December 31, 2015 maturities of Ecoark’s long-term debt-related parties and long-term debt of $4,504 are due in 2016 and thus are included in current liabilities.

From March 31, 2016 to April 28, 2016, we sold 4,336,625 shares to 214 accredited investors through the Private Offering, which raised a total of $17,347. A portion of the proceeds has been used to retire debt with the remainder to be used for working capital purposes.

Off-Balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet arrangements.

Recently Issued Accounting Standards

For information regarding the impact of recently issued accounting standards, see Note 1 to our financial statements for the year ended December 31, 2015, included in this prospectus.

BUSINESS

Ecoark Holdings, Inc.

Ecoark Holdings, Inc. (“Ecoark Holdings”) is a Nevada corporation incorporated on November 19, 2007. Ecoark Holdings is an innovative, emerging growth company focused on the development and deployment of business solutions and products to the retail, agriculture, food service, commercial real estate and architecture, engineering and construction end markets. Ecoark Holdings has assembled a team and portfolio of proprietary, patented technologies to address the waste in operations, logistics and supply chain. Ecoark Holdings accomplishes this through two wholly-owned operating subsidiaries, Ecoark, Inc. (“Ecoark”) and Magnolia Solar, Inc. (“Magnolia Solar”). Further, Ecoark has three operating entities: Intelleflex, Eco3D and Pioneer Products.

Our principal executive offices are located at 3333 Pinnacle Hills Parkway, Suite 220, Rogers, Arkansas 72758, and our telephone number is (479) 259-2979. Our website address is http://ecoarkusa.com/. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision to purchase our common stock.

On December 31, 2009, Ecoark Holdings, originally known as Mobilis Relocation Services, Inc. (“Mobilis”), entered into an Agreement of Merger and Plan of Reorganization with Magnolia Solar, Inc., a privately held Delaware corporation and Magnolia Solar Acquisition Corp. Upon closing of the transaction, under the Agreement of Merger and Plan of Reorganization, Magnolia Solar, Inc. became a wholly-owned subsidiary of Mobilis. Thereafter, Mobilis changed its name to Magnolia Solar Corporation. The name was later changed to Ecoark Holdings, Inc. as described below.

Acquisition of Ecoark, Inc.

On January 29, 2016, Ecoark Holdings entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ecoark. Pursuant to the Merger Agreement, Ecoark merged with and into a subsidiary of Ecoark Holdings (the “Merger”). Upon the closing of the Merger Agreement, Ecoark and Magnolia Solar, Inc. will continue as the subsidiaries and businesses of Ecoark Holdings.

Prior to the completion of the Merger on March 24, 2016, in a special shareholder meeting on March 18, 2016, the following actions to amend the Articles of Incorporation were undertaken by Ecoark Holdings to:

1.	effect a change in the name of our company from Magnolia Solar Corporation to Ecoark Holdings Inc.;

2.	effect a reverse stock split of our common stock by a ratio of one-for-two hundred fifty shares (1 for 250);

3.	effect an increase in the number of our authorized shares of common stock, par value $0.001 per share, to 100,000,000; and

4.	effect the creation of 5,000,000 shares of “blank check” preferred stock.

After giving effect to the Merger and the issuance of common stock to the shareholders of Ecoark, the shareholders of Ecoark received 95.34% of the shares of Ecoark Holding’s common stock (27,696,066 shares out of 29,047,062 shares).

Business Model

Ecoark Holdings

Ecoark Holdings operates through four subsidiaries:

Intelleflex®

Intelleflex's ZEST Data Services is a secure, multi-tenant cloud-based data collection platform for aggregating and real-time permission-based sharing of information. ZEST Fresh, a fresh food management solution that utilizes the ZEST Data Service platform, focuses on three primary value propositions – consistent food quality, reduced waste, and improved food safety. ZEST Fresh empowers workers with real-time tools and alerts that improve efficiency while driving quality consistency through best practice adherence on every pallet. ZEST Delivery provides real-time monitoring and control for prepared food delivery containers, helping delivery and dispatch personnel ensure the quality and safety of delivered food.

Eco3D™

Eco3D is focused on transitioning businesses from 2D technology that has existed for hundreds of years, to a world of digital 3D. Eco3D incorporates a variety of 3D technologies to achieve customer goals and objectives. Utilizing several technique, Eco3D can capture existing conditions – topography, buildings, exterior/interior spaces, etc. – in highly accurate detail that allows for 2D and 3D measurement. These measurements form the basis for analysis, design, documentation, and quality control. Eco3D offers solutions in multiple industries throughout the United States.

Pioneer Products

Pioneer Products acts as the sales arm for Ecoark and its subsidiaries. In addition to a strong and successful relationship with the world’s largest retailer, Pioneer Products also has vendor relationships with other key retailers. As such, Pioneer strategically leverages its role as a trusted supplier to these retailers with existing and new products.

Magnolia Solar

Magnolia Solar is principally engaged in the development and commercialization of its nanotechnology-based, high-efficiency, thin-film technology that can be deposited on a variety of substrates, including glass and flexible structures. Magnolia Solar believes that this technology has the potential to capture a larger part of the solar spectrum to produce high-efficiency solar cells, and incorporates a unique nanostructure-based antireflection coating technology to possibly further increase the solar cell's performance. If these goals are met, there is the potential of significantly reducing the cost per watt. Since its inception, Magnolia Solar has not generated material revenues or earnings as a result of its activities.

Sales and Marketing

We sell our products and services through direct sales efforts and indirectly through distributors and resellers. Virtually all of our sales to-date have been derived from our direct sales efforts. However, we continue our efforts to establish a network of indirect sales channels.

Research and Development

We have devoted a substantial amount of our resources to software and hardware development activities in recent years. Total research and development expenses for the years ended December 31, 2015 and 2014 were $1,114 and $1,053, respectively. We incurred no capitalized software development costs in the years ended December 31, 2015 and 2014.

Competition

The market for cloud-based, real-time supply chain analytic solutions is rapidly evolving with new competitors with competing technologies, including companies that have greater resources than Ecoark. Some of these companies have brand recognition, established relationships with retailers, and own the manufacturing process. There are currently hundreds of sustainability programs available in the market. These programs are offered through retailers, manufacturers, and service providers. Ecoark believes that, analyzing the competitive factors affecting the market for its solutions, its products compete favorably by offering an integrated supply chain solution, with other companies offering real-time supply chain analytic solutions.

Intellectual Property

Ecoark and its subsidiaries have had more than 50 patents issued by the United States Patent and Trademark Office, with more than an additional 15 patents currently pending.

Employees

We had approximately 50 full-time employees as of December 31, 2015, a substantial majority of whom are non-management personnel. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe that we have satisfactory employee relations.

Government Regulation

The Company is subject to laws and regulations affecting its operations in a number of areas. These U.S. and foreign laws and regulations affect the Company’s activities including, but not limited to, in areas of labor, advertising, digital content, consumer protection, real estate, billing, e- commerce, promotions, quality of services, telecommunications, wireless communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety.

By way of example, laws and regulations related to wireless communications in the many jurisdictions in which the Company operates are extensive and subject to change. Such changes could include, among others, restrictions on the production, manufacture, distribution and use of devices. These devices are also subject to certification and regulation by governmental and standardization bodies. These certification processes are extensive and time consuming, and could result in additional testing requirements, product modifications, or delays in product shipment dates, or could preclude the Company from selling certain products.

Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make the Company’s products and services less attractive to the Company’s customers, delay the introduction of new products in one or more regions, or cause the Company to change or limit its business practices. The Company has implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that the Company’s employees, contractors, or agents will not violate such laws and regulations or the Company’s policies and procedures.

PROPERTIES

Ecoark does not own any properties. It currently leases office and production space at the following locations: Rogers, Arkansas; Phoenix, Arizona; San Jose, California; and Woburn, Massachusetts. The current property leases are considered adequate for its operations.

LEGAL PROCEEDINGS

Ecoark is not a party to any lawsuit or administrative proceeding as of the date hereof. Its management is not aware of any lawsuits or administrative proceedings that are threatened or anticipated, and we are not considering the institution or prosecution of any legal proceeding as of the date hereof.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers as of April 28, 2016.

Name	Age	Position	Year First Elected Director
Directors
Randy May	52	Chief Executive Officer and Chairman of the Board	2016
Ashok K. Sood	68	President and Director	2009
Yash Puri	68	Chief Financial Officer and Director	2009
Greg Landis	54	Secretary and Director	2016
Gary Metzger	64	Director	2016

Executive Officers
Roshan Weerasinghe		Chief Operating Officer	N/A

The following includes a brief biography for each of our directors and executive officers, with each director biography including information regarding the experiences, qualifications, attributes or skills that caused our Board of Directors to determine that each member of our Board of Directors should serve as a director as of the date of this prospectus. There are no family relationships among any of our directors or executive officers.

Directors

Randy S. May, Chief Executive Officer and Chairman of the Board

Ecoark, Inc. was incorporated on November 28, 2011. Since then, Randy May has served as CEO and Chairman of the Board of Ecoark, Inc. As CEO, Randy leads a strong management team that is working to deliver Ecoark’s mission of sustainable solutions through its subsidiaries and strategic partners. Under his leadership, Ecoark has completed three strategic acquisitions since 2012. Randy is a 25-year retail and supply-chain veteran with extensive experience in marketing, operational and executive roles.

Prior to Ecoark, Randy held a number of roles with Wal-Mart, the world's largest retailer based in Bentonville, Arkansas. From 1998-2004 Randy served as Divisional Manager for half the United States for one of such company’s specialty divisions. There, he was responsible for all aspects of strategic planning, finance, and operations for more than 1800 stores. He had complete P&L responsibility for more than $4 billion dollars of sales at the time. Under Randy’s leadership, the business grew sales and market share in a strong competitive market. As founder of Ecoark and Ecoark’s primary innovator, it is essential to have Mr. May on the Board of Directors.

Dr. Ashok K. Sood, President and Director

Dr. Ashok Sood held the roles of President, Chief Executive Officer and as a Director of Magnolia Solar since its inception. Prior to joining Magnolia Solar, Dr. Sood had over 35-years’ experience in developing and managing solar cells, optical, and optoelectronics technology and products for a start-up company and several major corporations, including Lockheed-Martin, BAE Systems, Loral, Honeywell, and Mobil-Tyco Solar Energy Corporation ( Joint Venture between Mobil Oil and Tyco). Dr. Sood was instrumental in development and managed optical and optoelectronics technology/ Programs.

Recently, Dr. Sood has managed the development of new technologies for anti-reflective coatings for solar cells and defense applications. He has also been actively engaged in working with several solar cell technologies that broaden the solar spectrum absorption and improve both voltage and current output of the cells to enhance their efficiency. Previously, he has been leading design and development of optoelectronics devices using CdS, CdTe, HgCdTe, GaN, AlGaN, InGaN and ZnO for various defense applications, solar cells for space, and commercial applications. Dr. Sood has led many efforts resulting in DoD/NASA programs developing the technology / products and supporting their transition to manufacturing. He also led various industry and university teams bridging centers of excellence across the United States with industry led programs.

Since joining Magnolia, Dr. Sood has focused his efforts on using nanotechnology for developing high performance thin film detectors and solar cells. His understanding of technology and funding opportunities is an asset to Magnolia Solar.

Dr. Sood received his Ph.D. and M.S. in Engineering from the University of Pennsylvania and has an M.S. and a B.S. in Physics (Honors) from Delhi University in India. At the University of Pennsylvania, he attended Physics courses given by two Nobel Laureates. His Ph.D. dissertation was on the study of optoelectronic properties of PbS/CdS for detector and laser applications in the visible to near infrared spectral bands. Dr. Sood has also taken several management courses and also attended professional development programs organized by the Wharton School at the University of Pennsylvania.

Dr. Sood is a member of IEEE and the SPIE. He has chaired sessions on optical and nanotechnology at conferences of those organizations. He has also been on several expert panels for future direction of thin-film solar cells.

As a co-founder of our subsidiary, Magnolia Solar, and expert in the thin-film solar area, Mr. Sood’s experience and qualifications are essential to the Board of Directors.

Dr. Yash R. Puri, Chief Financial Officer and Director

Dr. Yash R. Puri was appointed our Executive Vice President, Chief Financial Officer and as a Director on December 31, 2009.  He brings many years of photovoltaic technology and applications experience both in the private sector and in academia. Dr. Puri brings experience in startup environment and growth management to the Magnolia team.

Previously from 1997 until 1999 Dr. Puri was VP of Finance for GT Equipment Technologies, Inc., (presently known as GT Advanced Technologies, Inc., NASDAQ: GTAT), equipment manufacturer serving the semiconductor and the photovoltaic industries. He helped this high technology startup, formed in 1994, to grow to revenue of about $20 million. The company won many rewards and much recognition; it was a New England finalist in the Ernst & Young Entrepreneur of the Year award. In this position, he was actively involved in running a high-technology business, and he successfully negotiated a $3.5 million line of credit with a major bank, established an audit relationship with one of the big-five accounting firms, established a foreign sales corporation, implemented a R&D credit program to reduce tax liabilities, and established company-wide management software to integrate manufacturing and financial operations. Near the end of his term there, he also successfully negotiated the company’s first subordinated debt issue.

Dr. Puri is also a Professor of Finance and Chairman of the Finance Department at the University of Massachusetts. Dr. Puri was Principal Investigator of a photovoltaic commercialization project as well as several other grants, and has been a director of a technology commercialization program for engineering students, Chairman of the Management and Finance Department, and acting Associate Dean. In these positions, he successfully managed several externally funded projects and developed many years of experience in technology and growth management.

Dr. Puri holds a B.S. in Physics, a M.S. in Solid State Physics, and a M.B.A. from the University of Delhi. He also holds a M.B.A. in Finance and a D.B.A. in International Business from Indiana University, Bloomington. He has published many papers and has made numerous conference presentations.

As a co-founder of our subsidiary, Magnolia Solar, and many years of financial expertise in the photovoltaic industry, Dr. Puri’s experience and qualifications are essential to the Board of Directors.

Greg Landis:

Mr. Landis has served on the Board of Directors of Ecoark since 2011. Mr. Landis is a Certified Public Accountant and, since August 2009, has served as the principal of the accounting firm of Landis & Associates, PLLC in Bentonville, Arkansas. Mr. Landis is licensed as a CPA in Arkansas and is a member of the American Institute of Certified Public Accountants and the Arkansas Society of Certified Public Accountants. Previously, Mr. Landis has served as the Chief Financial Officer of banks in Kansas, Arkansas and Texas including organizations with over $2 billion in assets. Prior to these positions, he was a manager in the largest CPA firm in Kansas. Mr. Landis graduated from Wichita State University in 1985 with a Bachelor’s degree in Business Administration and a major in Accounting.

Gary Metzger:

Mr. Metzger has served on the Board of Directors of Ecoark since 2013. Mr. Metzger offers 40 years of product development, strategic planning, management, business development, and operational expertise. He had served as an executive at Amco International, Inc. and Amco Plastics Materials, Inc., where in 1986 he was named President for 24 years until Amco was sold to resin distribution giant Ravago Americas in December of 2011. Mr. Metzger was co-owner of Amco Plastics Materials, Inc.

Mr. Metzger leadership and knowledge of manufacturing companies are an asset to the Board of Directors. In addition to his leadership functions, Mr. Metzger spearheaded research and development for recycled polymers, new alloy and bio-based polymer development, and introducing fragrance into polymer applications. He also developed encrypted item level bar code identification technology, anti-counterfeiting technologies, and antimicrobial technologies.

Executive Officers

Roshan Weerasinghe – Chief Operations Officer

Mr. Weerasinghe started with Ecoark in 2014 and was promoted to Chief Operations Officer in 2015. He has experience that spans over 18 years at Wal-Mart, Ingersoll Rand Asia Pacific and Climate Control Technologies. Prior to joining Ecoark, he was the Senior Director of Compliance and Food Safety for Walmart China, working out of an office in Shenzhen, China. In 2011 and 2012, Mr. Weerasinghe had his own consulting business advising big box and small regional retailers.

He is an innovative, assertive and goal oriented executive who offers a distinguished background of successfully propelling quality programs and initiatives that spur operational growth and profitability. Mr. Weerasinghe has excellent cross-cultural communication skills honed through years of experience operating in diverse countries including United States, China, Brazil, India, Thailand, Malaysia, Mexico, and Vietnam.

Peter Mehring - President, Intelleflex

Mr. Peter Mehring serves as President of Intelleflex Corporation. Peter brings extensive experience in engineering, operations and general management at emerging companies and large enterprises. As President of Intelleflex, he has led the company’s efforts in pioneering on-demand data visibility and condition monitoring solutions for the fresh produce and pharmaceutical markets.

He was formerly Vice President of Macintosh hardware group at Apple Computer, Senior Vice President of Engineering at Echelon, and founder, General Manager and Vice President of R&D at UMAX. Mr. Mehring held Engineering Management positions at Radius, Power Computing Corporation, Sun Microsystems, and Wang Laboratories.

Ken Smerz – President, Eco3D

Ken Smerz has worked successfully the past 26 years within the commercial/industrial construction industry as a contractor and business executive throughout the western U.S. His ability to build a strong team and provide outstanding leadership has been the cornerstone to his success. He has also continually identified new business opportunities and utilizing his entrepreneurial spirit, he’s injected new bolt-on opportunities to his existing business platforms.

CORPORATE GOVERNANCE

Board of Directors and Committees

Our Board of Directors currently consists of five members. Members of our Board of Directors are elected annually and serve until a successor has been elected and qualified or their earlier death, resignation or removal. Additionally, we have identified several individuals that we intend to nominate for election to our Board as “independent directors”. After these individuals are elected to the Board, we expect to expand our Board membership up to nine. We expect this process to be complete in the next 30 days.

Our Board of Directors intends that the majority of our directors will be “independent directors” as that term is defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.

Our Board of Directors intends to establish an audit committee, a compensation committee, and a corporate governance and nominating committee, each of which will operate pursuant to a separate charter adopted by our Board of Directors. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors, and those committees will be chaired by “independent directors”. Furthermore, for our audit committee, we will appoint an “audit committee financial expert” as defined under the applicable rules of the SEC who has the requisite financial sophistication as defined under the applicable rules and regulations of NASDAQ. We expect to finalize this member in the next 30 days.

The composition and functioning of our Board of Directors and all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, and NASDAQ and SEC rules and regulations.

Board Attendance

Our Board held four meetings during the fiscal year ended December 31, 2015. All of our directors attended at least 75% of the meetings of our Board held in 2015. We encourage each of our directors to attend each annual meeting of stockholders, when such meetings are held. We did not hold an annual meeting of stockholders in 2015.

Role of the Board in Risk Oversight

We face a number of risks, including those described under the caption “Risk Factors” contained elsewhere in this prospectus. Our Board of Directors believes that risk management is an important part of establishing, updating and executing on our business strategy. Our Board of Directors has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations, and the financial condition and performance of the company. Our Board of Directors focuses its oversight on the most significant risks facing us and on our processes to identify, prioritize, assess, manage and mitigate those risks. Our Board of Directors receives regular reports from members of the company’s senior management on areas of material risk to us, including strategic, operational, financial, legal and regulatory risks. While our Board of Directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on us.

Stockholder Communications with the Board

Stockholders and other interested parties may make their concerns known confidentially to the Board of Directors or the independent directors by sending an email to Brad Hoagland, CFA at bhoagland@ecoarkusa.com. Each communication should specify the applicable addressee or addressees to be contacted as well as the general topic of the communication. The Company will initially receive and process communications before forwarding them to the addressee. The Company generally will not forward to the directors a communication that it determines to be primarily commercial in nature or related to an improper or irrelevant topic, or that requests general information about the Company.

Code of Ethics

All Company employees and directors, including the Chief Executive Officer and the Chief Financial Officer, are required to abide by the Company’s Code of Conduct to ensure that the Company’s business is conducted in a consistently legal and ethical manner. The Code of Conduct forms the foundation of a comprehensive program that requires compliance with all corporate policies and procedures and seeks to foster an open relationship among colleagues that contributes to good business conduct and an abiding belief in the integrity of our employees. The Company’s policies and procedures cover all areas of professional conduct, including employment policies, conflicts of interest, intellectual property, and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of the Company’s business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct. The full text of the Code of Ethics is available on our website at www.ecoarkusa.com.

Corporate Governance Guidelines

Our corporate governance guidelines are designed to help ensure effective corporate governance. Our corporate governance guidelines cover topics including, but not limited to, director qualification criteria, director responsibilities, director compensation, director orientation and continuing education, communications from stockholders to the board, succession planning and the annual evaluations of the board and its committees. Our corporate governance guidelines are reviewed by the nominating and corporate governance committee of our board and revised when appropriate. The full text of our Corporate Governance Policy is available on our website at www.ecoarkusa.com.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth, for the last two fiscal years, the compensation earned by each of our principal executive officer and principal financial officers during the last fiscal year (“named executive officers”). No other executive officer had annual compensation in excess of $100,000 during the last fiscal year.

				Option	All Other
		Salary	Bonus	Awards	Compensation		Total
Name and Principal Position	Year	($)	($)	($)	($)		($)
Dr. Ashok K. Sood	2015	17,850			44,850	(1)	62,700
President	2014	43,160			37,550	(1)	80,710

Dr. Yash R. Puri,	2015	17,850			44,850	(1)	62,700
CFO	2014	33,920			45,310	(1)	78,230

Randy May	2015	207,692					207,692
Chief Executive Officer	2014	200,000					200,000

Greg Landis	2015	20,192			173,000	(2)	192,192
Corporate Secretary	2014	-			245,000	(2)	245,000

(1)	Represents accrued but unpaid salary.
(2)	Represents payments to Landis & Associates PLLC for accounting services.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued to our named executive officers as of December 31, 2015.

Employment Contracts, Termination of Employment and Change in Control

None of the principal executive officers listed above are under employment contracts.

Director Compensation

Our directors did not receive monetary compensation for their service on the Board of Directors for the fiscal years ended December 31, 2015 and 2014. Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We do not believe any of our non-employee directors has a material relationship with us that could interfere with his ability to exercise independent judgment in carrying out his responsibilities. The Company’s Board of Directors has reviewed and approved of each of the following transactions. The Company’s Code of Conduct governs the Board’s consideration of transactions which could give rise to a conflict of interest, mandating that each director disclose any potential conflict of interest and permitting the Board to determine that such director may not participate in deliberations relating to the consideration of the transaction giving rise to such conflict of interest. The full text of the Code of Conduct is available on our website at www.ecoarkusa.com.

The following is a summary of long-term debt with Randy May, the Chief Executive Officer, and entities he controls, as of December 31, 2015 and 2014:

		2015	2014
Promissory note #1 – CEO	(a)	62	227
Promissory note #2 – CEO	(b)	–	2,500
Promissory note #3 – CEO	(c)	1,217	–
Note payable – Goldenhawk	(d)	–	3,674
Note payable - other	(e)	–	1,600
		1,279	8,001

The highest balance of these notes during the 2015 fiscal year was $9,097. See Note 5 to audited financial statements included in this prospectus for additional details.

(a) Note payable to the Company’s Chief Executive Officer (CEO), Randy May. In 2013 and 2014 the note was accruing interest at the rate of 10% through November 16, 2014. On November 16, 2014, the then outstanding principal of $1,174 and the accrued interest of $493 were combined with the outstanding balances of other shareholder notes in the principal amount of $1,100 and accrued interest of $908 (see note (a)) to create a new note with a related company “Goldenhawk” referred to below. The new note payable from November 17, 2014 through December 31, 2014 was an unsecured note bearing interest at a rate of 6% per annum, maturing in November 2015. On November 30, 2015, after monthly payments were being made, and additional amounts funded in March 2015 and May 2015 totaling $600, the Company along with the $2,500 note, combined these amounts into a new one year promissory note in the amount of $3,197 due November 30, 2016. Payments of $30 were made on this note in the first quarter of 2016.

(b) Unsecured note payable with the Company’s CEO, bearing interest at 6% per annum. Quarterly interest payments were due commencing February 2015, with the note maturing in November 2015. Note was the result of the value of the 10,000 Class A Common Shares re-acquired on November 16, 2014 from the CEO in an effort to raise capital without further dilution to the current shareholders. See (a) above for details on the extension of this note.

(c) Note payable with the Company’s CEO commencing November 30, 2015 at an interest rate of 6% per annum (see note c). The beginning principal balance of $3,197 was reduced by $1,980 on December 31, 2015 in exchange for 1,100 shares of Series A General Common Shares that were Treasury Shares owned by the Company. The remaining principal balance matures in November 2016.

(d) Commencing November 16, 2014, this new note bears interest at the rate of 6% per annum, unsecured, with quarterly interest payments due commencing February 2015 and the note maturing in November 2015. Interest on this note was paid for the first 6 months, then the accrued interest was added to the principal and a new note was entered into on November 18, 2015, for a period of one year. This note along with the balance in the note referenced in (e) was converted to 3,006 shares of Series A General Common Shares that were Treasury Shares owned by the Company on December 31, 2015.

(e) Unsecured advances from related party Goldenhawk. This note was converted to Series A General Common Shares that were Treasury Shares owned by the Company (see (d)) on December 31, 2015.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than ten percent (10%) of a registered class of our equity securities to file reports of ownership and changes in ownership of our common stock and other equity securities with the SEC on a timely basis. Based solely upon a review of Forms 3, 4 and 5 and amendments to these forms furnished to us, we believe all parties subject to the reporting requirements of Section 16(a) of the Exchange Act filed on a timely basis all such required reports during and with respect to our 2015 fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of April 28, 2016, concerning beneficial ownership of our capital stock held by (1) each person or entity known by us to beneficially own more than 5% of any class of our voting securities, (2) each of our directors, (3) each of our named executive officers, and (4) all of our current directors and executive officers as a group. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Percentages are calculated based on 34,008,687 shares of our common stock outstanding. The address for our officers and directors is 3333 Pinnacle Hills Parkway, Suite 220, Rogers, Arkansas 72758.

Beneficial Owner	Beneficial Ownership	Percentage Voting Power
Randy S. May	5,500,000	16.2%
Greg Landis	505,248	1.5%
Gary Metzger (1)	3,673,043	10.8%
Dr. Ashok Sood (2)	128,428	*
Dr. Yash R. Puri	140,540	*
Total	9,947,259	29.2%

1) Includes 2,500 warrants with an exercise price of $5.00 per share.

(2) Includes 126,606 shares owned by Dr. Sood and 1,822 shares owned by his wife.

* less than 1%

DESCRIPTION OF CAPITAL STOCK

We currently have two classes of outstanding equity securities, as more fully described below.

Common Stock

Holders of shares of our common stock are entitled to: (i) one vote per share on all matters requiring a shareholder vote; (ii) a ratable distribution of dividends, if and when, declared by our Board of Directors; and (iii) in the event of a liquidation, dissolution or winding up of Ecoark Holdings, to share ratable in all assets remaining after all of our indebtedness has been provided for or satisfied. Holders of Common Stock do not have preemptive rights to acquire any of our additional, unissued or treasury shares or our securities convertible into or carrying a right to subscribe for or acquire our shares of capital stock. Holders of Common Stock are not entitled to cumulative voting.

As of April 28, 2016, 34,008,687 shares of our common stock were issued and outstanding.

Preferred Stock

Our authorized capital also consists of 5,000,000 shares of preferred stock, par value $0.001. The unissued preferred stock may be issued from time to time in one or more series, and our Board of Directors is authorized to issue such stock in one or more series and to fix from time to time the number of shares to be included in any series and the designations, powers, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, of all shares of such series.

Options

As of April 28, 2016, there are options outstanding that have been issued to our officers, directors, employees and independent contractors to purchase 659,000 shares of our common stock pursuant to the Ecoark, Inc. 2013 Stock Option Plan.

Registration Rights

In connection with the Private Offering, we granted registration rights to the purchasers of our securities in the Private Offering. Pursuant to the terms of this Private Offering, we are required to file a registration statement with the SEC that covers all of the securities sold in the Public Offering.

Anti-takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation contains provisions that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The Board of Directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by the Chairman of the Board or the President.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder: for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or after the expiration of the three-year period, unless:

-	the transaction is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or
-	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (c) 10% or more of the earning power or net income of the corporation.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, which apply only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada, prohibit an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

Transfer Agent and Registrar

Our independent stock transfer agent is Island Stock Transfer, Inc., 15500 Roosevelt Blvd., Suite 301, Clearwater, Florida  33760. Phone (727) 289-0010.

LEGAL MATTERS

The validity of the shares of our common stock to be issued in this offering will be passed upon for us by our counsel, Carmel, Milazzo & DiChiara LLP, New York, New York.

EXPERTS

KBL, LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on KBL, LLP’s report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock and warrants offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.ecoarkusa.com. You will be able to access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information to be filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material will be electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

ECOARK HOLDING, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

EcoArk, Inc. and Subsidiaries

Rogers, Arkansas

We have audited the accompanying consolidated balance sheets of EcoArk, Inc. and Subsidiaries (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EcoArk, Inc. and Subsidiaries as of December 31, 2015 and 2014, and the results of its statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has sustained operating losses and needs to obtain additional financing to continue the development of their products. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KBL, LLP

New York, NY

March 28, 2016

ECOARK INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2015 AND 2014

	(Dollars in thousands, except per share, data)
	2015	2014
ASSETS
CURRENT ASSETS
Cash	$1,962	$2,220
Accounts receivable, net of allowance	972	884
Inventory, net of reserves	743	903
Prepaid expenses	161	151
Related party receivable	-	100
Other current assets	130	25
Total current assets	3,968	4,283
Property and equipment, net	363	462
Intangible assets, net	852	1,904
Other assets	25	-
Total non-current assets	1,240	2,366
TOTAL ASSETS	$5,208	$6,649

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Current portion of long-term debt	$3,175	$3,027
Current portion of long-term debt - related parties	1,329	6,176
Note payable - bank	-	250
Accounts payable	1,074	967
Accrued expenses	503	209
Accrued interest	40	148
Deferred revenue	-	142
Total current liabilities	6,121	10,919

NON-CURRENT LIABILITIES
Long-term debt, net of current portion	-	171
Long-term debt - related parties, net of current portion	-	3,111
Total non-current liabilities	-	3,282
COMMITMENTS AND CONTINGENCIES	-	-
Total liabilities	6,121	14,201

STOCKHOLDERS' EQUITY (DEFICIT) (Numbers of shares rounded to thousands)
Series A General Common Shares - $0.01 par value; 38,000 shares authorized and issued, 34,458 and 24,600 shares outstanding as of December 31, 2015 and 2014, respectively	380	380
Series B Common Shares - $0.01 par value; 10,000 shares authorized, 9,862 shares issued and outstanding as of December 31, 2015 and 2014, respectively	99	99
Series C Common Shares - $0.01 par value; 5,000 shares authorized, 3,475 and 3,350 shares issued and outstanding as of December 31, 2015 and 2014, respectively	35	34
Series D Common Shares - $0.01 par value; 8,000 shares authorized, 7,446 shares issued and outstanding as of December 31, 2015 and 2014, respectively	74	74
Additional paid-in-capital	36,164	21,615
Subscription receivable	(55)	(31)
Accumulated deficit	(36,587)	(26,085)
Treasury stock, at cost, 3,542 and 13,400 Series A General Common Shares as of December 31, 2015 and 2014, respectively	(928)	(3,514)
Total stockholders' equity (deficit) before non-controlling interest	(818)	(7,428)
Non-controlling interest	(95)	(124)
Total stockholders' equity (deficit)	(913)	(7,552)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$5,208	$6,649

The accompanying notes are an integral part of these consolidated financial statements

ECOARK INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	(Dollars in thousands, except per share, data)
	2015	2014
REVENUES
Revenue from product sales	$5,167	$4,378
Revenue from services	2,701	1,639
	7,868	6,017
COST OF REVENUES
Cost of product sales	4,960	4,298
Cost of services	1,178	726
	6,138	5,024
GROSS PROFIT	1,730	993
OPERATING EXPENSES:
Salaries and salary related costs, including stock based compensation	3,791	2,836
Professional fees and consulting	3,651	5,311
General and administrative	1,636	1,630
Depreciation and amortization	1,226	1,708
Research and development	1,114	1,053
Total operating expenses	11,418	12,538
Loss from operations	(9,688)	(11,545)

OTHER EXPENSE:
Interest expense, net of interest income	(785)	(1,270)
Loss from continuing operations before provision for income taxes	(10,473)	(12,815)

PROVISION FOR INCOME TAXES	-	-
LOSS FROM CONTINUING OPERATIONS	(10,473)	(12,815)

DISCONTINUED OPERATIONS
Loss from discontinued operations	-	(1,449)
Gain (loss) on disposal of operations	-	-
LOSS FROM DISCONTINUED OPERATIONS	-	(1,449)
NET LOSS	(10,473)	(14,264)
NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	29	(129)
NET LOSS ATTRIBUTABLE TO CONTROLLING INTEREST	$(10,502)	$(14,135)

NET LOSS PER SHARE
Basic	$(0.18)	$(0.26)
Diluted	$(0.18)	$(0.26)

SHARES USED IN CALCULATION OF NET INCOME PER SHARE	(Number of shares in thousands)
Basic	58,688	55,150
Diluted	58,789	55,843

The accompanying notes are an integral part of these consolidated financial statements

ECOARK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(Dollar amounts and number of shares in thousands)
	Series A General Common		Series B Common		Series C Common		Series D Common		Additional Paid-In-	Subscription	Accumulated	Treasury	Non-controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Stock	Interest	Total

Balance at January 1, 2014	38,000	$380	9,862	$99	2,000	$20	1,779	$18	$13,381	-	$(11,950)	$(994)	$5	$959

Shares issued for cash, net of expenses	-	-	-	-	-	-	4,667	46	5,128	$(31)	-	-	-	5,143

Shares issued for services rendered	-	-	-	-	1,350	14	1,000	10	2,914	-	-	-	-	2,938

Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	(3,116)	-	(3,116)

Re-issuance of treasury shares for company formation	-	-	-	-	-	-	-	-	-	-	-	28	-	28

Re-issuance of treasury shares for services rendered	-	-	-	-	-	-	-	-	-	-	-	568	-	568

Stock based compensation - options	-	-	-	-	-	-	-	-	192	-	-	-	-	192

Net loss for the year	-	-	-	-	-	-	-	-	-	-	(14,135)	-	(129)	(14,264)

Balance at December 31, 2014	38,000	380	9,862	99	3,350	34	7,446	74	21,615	(31)	(26,085)	(3,514)	(124)	(7,552)

Re-issuance of treasury shares for cash, net of expenses	-	-	-	-	-	-	-	-	7,301	(55)	-	1,184	-	8,430

Shares issued for services rendered	-	-	-	-	125	1	-	-	174	-	-		-	175

Repurchase of treasury shares for release of guarantee	-	-	-	-	-	-	-	-	393	-	-	(393)	-	-

Collection of subscription receivable	-	-	-	-	-	-	-	-	-	31	-		-	31

Re-issuance of treasury shares for services rendered	-	-	-	-	-	-	-	-	-	-	-	719	-	719

Re-issuance of treasury shares for debt conversion	-	-	-	-	-	-	-	-	6,315	-	-	1,076	-	7,391

Stock based compensation - options	-	-	-	-	-	-	-	-	366	-	-	-	-	366

Net loss for the year	-	-	-	-	-	-	-	-	-	-	(10,502)	-	29	(10,473)

Balance at December 31, 2015	38,000	$380	9,862	$99	3,475	$35	7,446	$74	$36,164	$(55)	$(36,587)	$(928)	$(95)	$(913)

The accompanying notes are an integral part of these consolidated financial statements

ECOARK INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	(Dollars in thousands)
	2015	2014
Cash flows from operating activities:
Net loss attributable to controlling interest	$(10,502)	$(14,135)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,226	1,708
Stock-based compensation - options	366	192
Shares of common stock issued for services rendered	175	2,938
Shares of treasury stock re-issued for services rendered, company formation	719	596
Change in non-controlling interest on cash	29	(129)
Changes in assets and liabilities:
Accounts receivable	(88)	(671)
Inventory	160	93
Prepaid expenses	(10)	13
Other assets	(130)	38
Accounts payable	107	123
Accrued expenses	294	103
Accrued interest	125	977
Deferred revenue	(142)	142
Net cash used in operating activities	(7,671)	(8,012)

Cash flows from investing activities:
Purchases of property and equipment	(60)	(197)
Collections (advances) on notes receivable - related party	100	(100)
Acquisition of intangible assets	(15)	-
Net cash provided by (used in) investing activities	25	(297)

Cash flows from financing activities:
Proceeds from the issuance of common stock, net of fees	31	5,143
Re-issuance of treasury shares for cash, net of expenses	8,430	-
Proceeds from the issuances of long-term debt	-	3,000
Repayments of debt	(273)	(26)
Proceeds from the issuances of long-term debt - related parties	1,875	5,259
Repayments of long-term debt - related parties	(2,675)	(3,199)
Net cash provided by financing activities	7,388	10,177
NET INCREASE (DECREASE) IN CASH	(258)	1,868
Cash - beginning of the year	2,220	352
Cash - end of the year	$1,962	$2,220

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$551	$23
Cash paid for income taxes	$-	$1

SUMMARY OF NONCASH ACTIVITIES:
Treasury stock re-purchased for long-term debt related parties	$-	$2,500
Treasury stock re-purchased for release of guarantee	$393	$-
Treasury stock re-purchased for sale of net assets - SA Concepts	$-	$616
Treasury stock re-issued for debt conversion - related parties	$7,391	$-
Accrued interest converted into debt - related parties	$235	$1,400

The accompanying notes are an integral part of these consolidated financial statements

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Organization

EcoArk Inc. and Subsidiaries is an innovative and growth-oriented company founded in 2011 that develops and deploys intelligent technologies and products in order to meet the demand for sustainable, integrated solutions to contemporary business needs. EcoArk Inc. is a holding company that integrates the business of its subsidiaries (see detail below).

Eco3D, LLC – Eco3D is located in Phoenix, Arizona and provides customers with the latest 3D technologies. Eco3D was formed by the Company in November 2013 and the Company owns 65% of the LLC. The remaining 35% is reflected as non-controlling interests.

Eco360, LLC – Eco360 is located in Bentonville, Arkansas and is engaged in research and development activities. Eco360 was formed in November 2014 by the Company.

SA Concepts, Inc. – SA Concepts was located in Springdale, Arkansas and was organized for social and environmental purposes. SA Concepts was purchased in April 2013 and subsequently sold in November 2014. The results of operations of this entity are reflected as discontinued operations.

Pioneer Products, LLC – Pioneer is located in Bentonville, Arkansas and is involved in the selling of recycled plastic products and other products and is the sales and sourcing arm of the Company and its subsidiaries. Pioneer was purchased by the Company in 2012.

Intelleflex Corporation – Intelleflex is located in San Jose, California and provides a perishable food quality management solution to food retailers and suppliers. Intelleflex was purchased by the Company in September 2013.

Principles of Consolidation

The consolidated financial statements include the accounts of EcoArk, Inc. and its subsidiaries, collectively referred to as “the Company”. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company is a holding company and holds one hundred percent of Eco360, Pioneer and Intelleflex. EcoArk owns 65% of Eco3D and the remaining 35% interest is owned by executives of Eco3D.

The Company applies the guidance of Topic 810 “Consolidation” of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) to determine whether and how to consolidate another entity.  Pursuant to ASC Paragraph 810-10-15-10 all majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated except when control does not rest with the parent. Pursuant to ASC Paragraph 810-10-15-8, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

Noncontrolling Interests

In accordance with ASC 810-10-45, Noncontrolling Interests in Consolidated Financial Statements, the Company classifies noncontrolling interests as a component of equity within the consolidated balance sheets. For the years ended December 31, 2015 and 2014, net income or (loss) attributable to noncontrolling interests of $29 and ($129), respectively, is included in the Company’s net loss.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S generally accepted accounting principles (“GAAP”) and the rules and regulations of the United States Securities and Exchange Commission (the “Commission”). It is Management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Reclassification

The Company has reclassified certain amounts in the 2014 consolidated financial statements to comply with the 2015 presentation. These changes had no effect on the net loss for 2014.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, management’s estimate of provisions required for non-collectible accounts receivable, obsolete or slow-moving inventory, and determination of the fair value of stock awards issued. Actual results could differ from those estimates.

Cash

Cash consists of cash, demand deposits and money market funds.

Inventory

Inventory is stated at the lower of cost or market. Inventory cost is determined by specific identification on a first in first out basis, and provisions are made to reduce slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values.

Property and Equipment and Long-Lived Assets

Property and equipment is stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from five to ten years.

FASB Codification Topic 360 “Property, Plant and Equipment” (ASC 360), requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The application of ASC 360 has not materially affected the Company’s reported earnings, financial condition or cash flows.

Intangible assets with definite useful lives are stated at cost less accumulated amortization. Intangible assets capitalized as of December 31, 2015 and 2014 represent the valuation of the Company-owned patents and customer lists. These intangible assets are being amortized on a straight-line basis over their estimated average useful lives of thirteen and a half years for the patents and three years for the customer lists. Expenditures on intangible assets through the Company’s filing of patent and trademark protection for Company-owned inventions are expensed as incurred.

The Company assesses the impairment of identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers to be important which could trigger an impairment review include the following:

1. Significant underperformance relative to expected historical or projected future operating results;

2. Significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

3. Significant negative industry or economic trends.

When the Company determines that the carrying value of intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment and the carrying value of the asset cannot be recovered from projected undiscounted cash flows, the Company records an impairment charge. The Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. Significant management judgment is required in determining whether an indicator of impairment exists and in projecting cash flows. The Company did not consider it necessary to record any impairment charges during the years ended December 31, 2015 and 2014.

Advertising Expense

The Company expenses advertising costs, as incurred. Advertising expenses for the years ended December 31, 2015 and 2014 are included in other general and administrative costs.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

Software Costs

The Company accounts for software development costs in accordance with ASC 985.730, Software Research and Development, and ASC 985-20, Costs of Software to be Sold, Leased or Marketed. ASC 985-20 requires that costs related to the development of the Company’s products be capitalized as an asset when incurred subsequent to the point at which technological feasibility of the enhancement is established. ASC 985-20 specifies that “technological feasibility” can only be established by the completion of a “detailed program design” or if no such design is prepared, upon the completion of a “working model” of the software. The Company’s development process does not include a detailed program design. Management believes that such a design could be produced in the early stages of development but would entail significant wasted expense and delay. Consequently, ASC 985-20 requires that development costs be recorded as an expense until the completion of a “working model”. In the Company’s case, the completion of a working model does not occur until shortly before the time when the software is ready for sale.

Research and Development Costs

Research and development costs are expensed as incurred.

Subsequent Events

Subsequent events were evaluated through the date the consolidated financial statements were issued.

Shipping and Handling Costs

The Company reports shipping and handling revenues and their associated costs in revenue and cost of revenue, respectively. Shipping revenues and costs for the years ended December 31, 2015 and 2014 were nominal and included in cost of product sales.

Revenue Recognition

In regards to product revenue, product revenue primarily consists of the sale of electronic hardware, recycled plastics products, and recycled furniture. These subsidiaries recognize revenue when the following criteria have been met:

Evidence of an arrangement exists. The Company considers a customer purchase order, service agreement, contract, or equivalent document to be evidence of an arrangement.

Delivery has occurred. The Company’s standard transfer terms are free on board (FOB) shipping point. Thus, delivery is considered to have occurred when title and risk of loss have passed to the customer at the time of shipment.

The fee is fixed or determinable. The Company considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment and payment terms are standard, which is generally 30-60 days.

Collection is deemed reasonably assured. Collection is deemed reasonably assured if it is expected that the customer will be able to pay amounts under the arrangement as payments become due. If it is determined that collection is not reasonably assured, then revenue is deferred and recognized upon cash collection.

The Company for its software revenue will recognize revenues in accordance with ASC 985-605, Software Revenue Recognition.

Revenue from software license agreements is recognized when persuasive evidence of an agreement exists, delivery of the software has occurred, the fee is fixed or determinable, and collectability is probable. In software arrangements that include more than one element, the Company allocates the total arrangement fee among the elements based on the relative fair value of each of the elements.

License revenue allocated to software products generally is recognized upon delivery of the products or deferred and recognized in future periods to the extent that an arrangement includes one or more elements to be delivered at a future date and for which fair values have not been established. Revenue allocated to maintenance agreements is recognized ratably over the maintenance term and revenue allocated to training and other service elements is recognized as the services are performed. If evidence of fair value does not exist for all elements of a license agreement and post customer support (PCS) is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement as license revenue. If evidence of fair value of all undelivered PCS elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

Cost of license revenue primarily includes product, delivery, and royalty costs. Cost of maintenance and service revenue consists primarily of labor costs for engineers performing implementation services, technical support, and training personnel as well as facilities and equipment costs.

The Company enters into arrangements that can include various combinations of software, services, and hardware. Where elements are delivered over different periods of time, and when allowed under U.S. GAAP, revenue is allocated to the respective elements based on their relative selling prices at the inception of the arrangement, and revenue is recognized as each element is delivered. The Company uses a hierarchy to determine the fair value to be used for allocating revenue to elements: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence, and (iii) best estimate of selling price (“ESP”). For software elements, the Company follows the industry specific software guidance which only allows for the use of VSOE in establishing fair value. Generally, VSOE is the price charged when the deliverable is sold separately or the price established by management for a product that is not yet sold if it is probable that the price will not change before introduction into the marketplace.

ESPs are established as best estimates of what the selling prices would be if the deliverables were sold regularly on a stand-alone basis. The process for determining ESPs requires judgment and considers multiple factors that may vary over time depending upon the unique facts and circumstances related to each deliverable.

When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance and certain production-type contracts contained in ASC 605-35, Construction-Type and Production-Type Contracts.  We use the percentage of completion method provided all of the following conditions exist:

●	the contract includes provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged and the manner and terms of settlement;

●	the customer can be expected to satisfy its obligations under the contract;

●	the Company can be expected to perform its contractual obligations; and

●	reliable estimates of progress towards completion can be made.

We measure completion based on achieving milestones detailed in the agreements with the customers. Costs of providing services, including services accounted for in accordance with ASC 605-35, are expensed as incurred.

Accounts Receivable and Concentration of Credit Risk

The Company considers accounts receivable, net of allowance for returns and doubtful accounts, to be fully collectible. The allowance is based on management’s estimate of the overall collectability of accounts receivable, considering historical losses and economic conditions. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. Credit extended to customers is generally uncollateralized. Past-due status is based on contractual terms. Management has determined that the allowance for doubtful accounts at December 31, 2015 and 2014 was $2 and $0, respectively.

Uncertain Tax Positions

The Company follows ASC 740-10, “Accounting for Uncertainty in Income Taxes”. This requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. Management evaluates their tax positions on an annual basis.

The Company files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Stock-Based Compensation

The Company follows ASC 718-10 “Share Based Payments”. The Company calculates compensation expense for all awards granted, but not yet vested, based on the grant-date fair values. Stock-based compensation expense for all awards granted is based on the grant-date fair values. The Company recognizes these compensation costs, net of an estimated forfeiture rate, on a pro rata basis over the requisite service period of each vesting tranche of each award. The Company considers voluntary termination behavior as well as trends of actual option forfeitures when estimating the forfeiture rate.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505-50, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of the option issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and additional paid-in capital.

Fair Value of Financial Instruments

ASC 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short-term maturity of those instruments. The Company does not utilize derivative instruments.

Recoverability of Long-Lived Assets

The Company reviews recoverability of long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale will be carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as convertible notes, preferred stock, stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented.

Fair Value Measurements

ASC 820, “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. ASC 820 classifies these inputs into the following hierarchy:

Level 1 inputs: Quoted prices for identical instruments in active markets.

Level 2 inputs: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs: Instruments with primarily unobservable value drivers.

Segment Information

The Company follows the provisions of ASC 280-10, “Disclosures about Segments of an Enterprise and Related Information”. This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions. In 2015 and 2014 the Company and its Chief Operating Decision Makers determined that the Company’s products and services were closely related and therefore included all of the operations in one segment.

Related Party Transactions

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal stockholders of the Company, its management, members of the immediate families of principal stockholders of the Company and its management and other parties with which the Company may deal where one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions shall be recorded at fair value of the goods or services exchanged. Property purchased from a related party is recorded at the cost to the related party and any payment to or on behalf of the related party in excess of the cost is reflected as compensation or distribution to related parties depending on the transaction.

A related party receivable of $100 outstanding at December 31, 2014 was collected in August 2015.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

Recently Issued Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, “Leases (Topic 842)”. ASU 2016-02 changes the accounting for leased assets, principally by requiring balance sheet recognition of assets under lease arrangements. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis." ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. It is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on its consolidated financial statements.

In November 2014, the FASB issued ASU No. 2014-17, “Business Combinations – Pushdown Accounting.” The provisions of ASU 2014-17 require management to determining whether and at what threshold an acquiree (acquired entity) can reflect the acquirer’s accounting and reporting basis (pushdown accounting) in its separate financial statements. Since neither unit of this business combination is in the development stage, nor had recognizable revenues during this period the application of push down accounting would not be of significant value to the readers of these consolidated financial statements.  The Company has not elected to apply pushdown accounting in its separate financial statements upon occurrence of this event.

During August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern.” The provisions of ASU 2014-15 require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently assessing the impact of this ASU on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition”, and most industry-specific guidance. ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.  The amendments in ASU 2014-09 will be applied using one of two retrospective methods. The effective date will be the first quarter of the fiscal year ending December 31, 2018. The Company has not determined the potential effects on its financial statements.

There were other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Going Concern

The Company commenced operations in 2011, and has experienced typical start-up costs and losses from operations resulting in an accumulated deficit of $36,587 since inception. The accumulated deficit as well as recurring losses of $10,502 and $14,135 for the years ended December 31, 2015 and 2014, and the working capital deficit of $2,153 as of December 31, 2015, have resulted in the uncertainty of the Company to continue as a going concern.

These consolidated financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time.

The Company plans to raise additional capital to carry out its business plan and following a reverse merger transaction in March 2016, the Company received $6,725 (see Note 14). The Company’s ability to raise additional capital through future equity and debt securities issuances is unknown. Obtaining additional financing, the successful development of the Company’s contemplated plan of operations, ultimately, to profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of the uncertainties.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 2: INVENTORY

Inventory, net of reserves, consisted of the following as of December 31, 2015 and 2014:

	2015	2014
Inventory	$1,363	$1,495
Inventory Reserves	(620)	(592)
Total	$743	$903

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2015 and 2014:

	2015	2014
Furniture and fixtures	$110	$110
Computers and software costs	382	359
Machinery and equipment	476	443
Leasehold improvements	4	5
Total property and equipment	972	917
Accumulated depreciation	(609)	(455)
Property and equipment, net	$363	$462

Depreciation expense for the years ended December 31, 2015 and 2014 was $159 and $312, respectively. There was no impairment on these assets for this two-year period. The Company retired approximately $5 of fully depreciated property and equipment in 2015.

NOTE 4: INTANGIBLE ASSETS

The following is a summary of intangible assets as of December 31, 2015 and 2014:

	2015	2014
Customer lists	$3,980	$3,965
Patents	1,013	1,013
Total intangible assets	4,993	4,978
Accumulated amortization	(4,141)	(3,074)
Intangible assets, net	$852	$1,904

Amortization expense for the years ended December 31, 2015 and 2014 was $1,067 and $1,396, respectively. There was no impairment on these assets for this two-year period.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 5: LONG-TERM DEBT – RELATED PARTIES

The following is a summary of long-term debt – related parties as of December 31, 2015 and 2014:

		2015	2014
Promissory notes – shareholders	(a)	$-	$-
Promissory note – related party	(b)	50	412
Promissory note #1 – CEO	(c)	62	227
Promissory note #2 – CEO	(d)	-	2,500
Promissory note #3 – CEO	(e)	1,217	-
Note payable – various	(f)	-	800
Note payable –SA Concepts	(g)	-	74
Note payable – Goldenhawk	(h)	-	3,674
Note payable - other	(i)	-	1,600
Total		1,329	9,287
Less: current portion		(1,329)	(6,176)
Long-term debt – related parties		$-	$3,111

(a)	Note payable to shareholders commencing July 22, 2013 issued at an interest rate of 10% maturing September 22, 2013, secured by the fixed and intangible assets of Intelleflex. The principal balance of $1,100 remained outstanding accruing interest at the rate of 10% through November 16, 2014. On November 16, 2014 these notes along with accrued interest in the amount of $908, as well as principal of $1,174 and accrued interest of $493 (see note (c)) were grouped into new debt with a related company “Goldenhawk” referred to in (h).

(b)	Unsecured note payable to former shareholder bearing interest at 5% per annum, with monthly principal and interest payments beginning in November 2014, maturing in November 2016.

(c)	Note payable to the Company’s Chief Executive Officer (CEO), Randy May. In 2013 and 2014 the note was accruing interest at the rate of 10% through November 16, 2014. On November 16, 2014, the then outstanding principal of $1,174 and the accrued interest of $493 were combined with the outstanding balances of other shareholder notes in the principal amount of $1,100 and accrued interest of $908 (see note (a)) to create a new note with a related company “Goldenhawk” referred to in (h). The new note payable from November 17, 2014 through December 31, 2014 was an unsecured note bearing interest at a rate of 6% per annum, maturing in November 2015. On November 30, 2015, after monthly payments were being made, and additional amounts funded in March 2015 and May 2015 totaling $600, the Company along with the $2,500 (d below), combined these amounts into a new one year promissory note in the amount of $3,197 due November 30, 2016. Payments of $30 were made on this note in the first quarter of 2016.

(d)	Unsecured note payable with the Company’s CEO, bearing interest at 6% per annum. Quarterly interest payments were due commencing February 2015, with the note maturing in November 2015. Note was the result of the value of the 10,000 Class A Common Shares re-acquired on November 16, 2014 from the CEO in an effort to raise capital without further dilution to the current shareholders. See (c) above for details on the extension of this note.

(e)	Note payable with the Company’s CEO commencing November 30, 2015 at an interest rate of 6% per annum (see note c). The beginning principal balance of $3,197 was reduced by $1,980 on December 31, 2015 in exchange for 1,100 shares of Series A General Common Shares that were Treasury Shares owned by the Company. The remaining principal balance matures in November 2016.

(f)	Various related party unsecured notes bearing interest at 10% per annum. Notes were to mature in January 2015, however were extended through August 2015 and fully paid off by August 2015.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

(g)	Note payable to SA Concepts upon sale of that Company on November 16, 2014. Original principal amount of $100. Note matured in March 2015 at which time it was paid off and there was no interest charged on this note.

(h)	As noted in (a) and (c) above, this note commenced on November 16, 2014 as the result of the combination of two separate notes and accrued interest on those respective notes. Commencing November 16, 2014, this new note bears interest at the rate of 6% per annum, unsecured, with quarterly interest payments due commencing February 2015 and the note maturing in November 2015. Interest on this note was paid for the first 6 months, then the accrued interest was added to the principal and a new note was entered into on November 18, 2015, for a period of one year. This note along with the balance in the note referenced in (i) was converted to 3,006 shares of Series A General Common Shares that were Treasury Shares owned by the Company on December 31, 2015.

(i)	Unsecured advances from related party Goldenhawk. This note was converted to Series A General Common Shares that were Treasury Shares owned by the Company (see (h)) on December 31, 2015.

Interest expense on the long-term debt – related parties for the years ended December 31, 2015 and 2014 was $466 and $1,236, respectively.

NOTE 6: NOTE PAYABLE - BANK

The Company’s former subsidiary, SA Concepts, had a note payable with a bank that was due November 2014 at 5.5% interest per annum. The note was transferred to the Company upon the sale of SA Concepts. The note was secured by the property of the Company. This note was extended to February 2016 and was paid off in October 2015. The balance of this note at December 31, 2014 was $250.

NOTE 7: LONG-TERM DEBT

The following is a summary of long-term debt as of December 31, 2015 and 2014:

		2015	2014
Note payable – Celtic Bank	(a)	$175	$198
Note payable – B&B Merritt	(b)	3,000	3,000
Total		3,175	3,198
Less: current portion		(3,175)	(3,027)
Long-term debt		$-	$171

(a)	Fifteen year note payable dated July 11, 2007 in the original principal amount of $1,250 with a bank guaranteed by the U.S. Small Business Administration with Pioneer, prior to the acquisition of Pioneer by the Company. Note accrued interest at the Prime Rate plus 2% (Prime rate 3.25% plus 2% for both December 31, 2015 and 2014). This note contained guarantees and first and second perfected security interests in personal property. The note was fully paid in January 2016.

(b)	Note payable bearing interest at the rate of 10% per annum, unsecured, with quarterly interest payments commencing in January 2015, with the note maturing in October 2016. Upon maturity or anytime prior, so long as the Company has not exercised its right to prepay this note, the lender can exercise its option to convert this note to equity in the Company, with 30 day advance written notice, and acquire up to 3,000 unrestricted Class A Common Shares of the Company at $1.00 per share. The principal amount along with any accrued interest thereon, if converted to equity shall be deemed fully paid. As of December 31, 2015, no conversions of this debt have occurred. There was no bifurcation of the conversion option as the conversion is deemed to be conventional in nature.

Interest expense on the long-term debt for the years ended December 31, 2015 and 2014 were $310 and $11, respectively.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 8: STOCKHOLDERS’ EQUITY (DEFICIT)

On November 28, 2011, the Company was formed with three series’ of common stock authorizing a total of 50,000 shares as follows:

Series A General Common Shares – 38,000 authorized shares

Series B Common Shares – 10,000 authorized shares

Series C Common Shares – 2, 000 authorized shares

On April 29, 2013, the Certificate of Incorporation was amended to increase the authorized shares to 58,000 shares, designating a Series D Common Shares with an authorized limit of 8,000 shares.

On November 1, 2014, the Certificate of Incorporation was amended a second time to increase the authorized shares to 61,000 shares, increasing the Series C Common Shares authorized from 2,000 shares to 5,000 shares.

Series A General Common Shares (“Series A Stock”) and Treasury Stock

The Series A Stock was incorporated with 38,000 shares authorized with a par value of $0.01.

Each share of Series A Stock represents the right to one (1) vote on all issues presented to shareholders for a vote. Series A shareholders will not have any cumulative voting rights.

Holders of Series A Stock shall be entitled to receive a dividend, if, when and as authorized and declared by the Board of Directors, out of assets of the Company legally available therefore.

Upon the voluntary or involuntary dissolution, liquidation or winding up on the affairs of the Company, after the payment in full of its debts and other liabilities, the remaining Company assets are to be distributed pro rata among the holders of the common stock.

All 38,000 shares of authorized Series A Stock were issued to the founders of the Company at par ($380) for services rendered to the Company in the start-up phase. As of December 31, 2015 and 2014, the 38,000 shares are issued, and there were 34,458 and 24,600 shares outstanding at December 31, 2015 and 2014, respectively.

The 3,542 and 13,400 share difference between issued shares and outstanding shares represent treasury stock. At various times in 2013 through 2014, the Company repurchased shares in various transactions, and re-issued some of these shares in other acquisitions of companies as well as for services rendered. The treasury stock is calculated at cost, and the value of the treasury stock at December 31, 2015 and 2014 are $928 and $3,514, respectively.

Series B Common Shares (“Series B Stock”)

The Series B Stock was incorporated with 10,000 shares authorized with a par value of $0.01.

Every fifty (50) shares of Series B Stock represent the right to one (1) vote on all issues presented to shareholders for a vote. Series B shareholders will not have any cumulative voting rights.

Holders of Series B Stock shall be entitled to receive a dividend, if, when and as authorized and declared by the Board of Directors, out of assets of the Company legally available therefore.

Upon the voluntary or involuntary dissolution, liquidation or winding up on the affairs of the Company, after the payment in full of its debts and other liabilities, the remaining Company assets are to be distributed pro rata among the holders of the common stock.

The Company issued 8,862 shares of Series B Stock in 2012 for $8,342. Of this amount the Company had a subscription receivable in the amount of $885 that was received in 2013. Additionally, in 2013, the Company issued 1,000 shares of Series B Stock for services valued at $800.

As of December 31, 2015 and 2014, the Company has 9,862 shares issued and outstanding.

Series C Common Shares (“Series C Stock”)

The Series C Stock was incorporated with 2,000 shares authorized with a par value of $0.01. On November 1, 2014, the Certificate of Incorporation was amended a second time to increase the authorized shares of the Series C Stock from 2,000 shares to 5,000 shares.

The Series C stockholders will have no voting rights.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

Holders of Series C Stock shall be entitled to receive a dividend, if, when and as authorized and declared by the Board of Directors, out of assets of the Company legally available therefore.

Upon the voluntary or involuntary dissolution, liquidation or winding up on the affairs of the Company, after the payment in full of its debts and other liabilities, the remaining Company assets are to be distributed pro rata among the holders of the common stock.

In 2013, the Company issued 2,000 shares of Series C Stock for services rendered valued at $2,500; in 2014, the Company issued 1,350 shares of Series C Stock for services rendered valued at $1,688; and in 2015, the Company issued 125 shares of Series C Stock for services rendered valued at $175.

As of December 31, 2015 and 2014, the Company has 3,475 and 3,350 shares issued and outstanding.

Series D Common Shares (“Series D Stock”)

On April 29, 2013, the Certificate of Incorporation was amended to designate a new class of shares, Series D Stock with authorized shares of 8,000 shares.

The Series D Stock has a par value of $0.01.

Every fifty (50) shares of Series D Stock represent the right to one (1) vote on all issues presented to shareholders for a vote. Series B shareholders will not have any cumulative voting rights.

Holders of Series D Stock shall be entitled to receive a dividend, if, when and as authorized and declared by the Board of Directors, out of assets of the Company legally available therefore.

Upon the voluntary or involuntary dissolution, liquidation or winding up on the affairs of the Company, after the payment in full of its debts and other liabilities, the remaining Company assets are to be distributed pro rata among the holders of the common stock.

The Company issued 1,779 shares of Series D Stock in 2013 for $1,876. Additionally, in 2014, the Company issued 4,667 shares for $5,373 of which $31 is reflected was a subscription receivable and was collected in February 2015, and an additional 1,000 shares of Series D Stock for services valued at $1,250. No Series D Stock was issued in 2015.

As of December 31, 2015 and 2014, the Company has 7,446 shares issued and outstanding.

Series C Stock Options (“Series C Stock Options”)

On February 16, 2013, the Board of Directors approved the EcoArk Inc. 2013 Stock Option Plan (the “Plan”).The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business. The Plan is expected to contribute to the attainment of these objectives by offering employees, directors and consultants the opportunity to acquire stock ownership interests in the Company, and other rights with respect to stock of the Company, and to thereby provide them with incentives to put forth maximum efforts for the success of the Company.

Awards under the Plan may only be granted in the form of nonstatutory stock options (“Options”) to purchase the Company's Series C Stock. The Company does not plan to register the Series C Stock under applicable securities laws and certificates evidencing shares of Series C Stock issued upon exercise may contain a legend restricting transfer thereof.

The maximum number of shares to be issued under the Plan is 5,000.

In May 2014, the Company granted 693 thousand Series C Stock Options to various employees and consultants of the Company. The Series C Stock Options have a term of 10 years, and the Series C Stock Options vest over a three-year period as follows: 25% immediately; 25% on the first anniversary date; 25% on the second anniversary date; and 25% on the third anniversary date. During 2015 the Company issued 625 thousand additional Series C Stock Options.

Management valued the Series C Stock Options utilizing the Black-Scholes Method, with the following criteria: stock price - $1.25; exercise price - $1.25; expected term – 10 years; discount rate – 0.25%; and volatility – 100%.

The Company records stock based compensation in accordance with ASC 718, and has recorded stock based compensation of $366 and $192 for the years ended December 31, 2015 and 2014, respectively.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 9: ACQUISITIONS

SA Concepts

On June 11, 2013, the Company, entered into a Stock Purchase Agreement (the “SPA”) with Sustainable Aerodynamic (“SA”) Concepts pursuant to which the Company issued from its shares held in Class A Stock 1,500 shares to three individuals valued at $426 to acquire 100% of SA Concepts. The Company sold this entity in November 2014. The acquisition was accounted for as a purchase of a business under ASC 805.

Intelleflex Corporation

On September 19, 2013, the Company acquired Intelleflex Corporation. The acquisition was accounted for as a purchase of a business under ASC 805.

The allocation of the purchase price was as follows

Cash	$782
Inventory	988
Prepaid expenses and other assets	210
Fixed assets	510
Intangible assets	1,013
Accounts payable and other liabilities	(1,010)
Total	$2,492

Cash	$1,300
Retirement of debt	1,192
Total consideration	$2,492

The intangible assets represent acquired patents that were independently valued. The remaining useful life of these patents was 13.5 years as of the date purchased.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases many of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. These leases expire at various dates through 2018. Rent expense was approximately $412 and $415 for the years ended December 31, 2015 and 2014. Future minimum lease payments required under the operating leases are as follows: 2016 - $284, 2017 - $96, and 2018 - $68. In March 2016 the Company agreed to lease additional space adjoining its office in Phoenix, Arizona. This will increase the future minimum payments and extend them through 2019.

Settlement

In March 2016 the Company agreed to settle a dispute regarding a contract. The agreement requires the Company to pay $100 to certain parties within 30 days of the agreement. The amount was recorded as an operating expense and included in accrued expenses as of December 31, 2015.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 11: DISCONTINUED OPERATIONS

SA Concepts

In November 2014, the Company sold its subsidiary, SA Concepts. In the sale, the Company sold the net assets back to an original shareholder of SA Concepts for his return of 2,000 Class A shares of stock. The value of the treasury stock in this transaction of $616 was equal to the value of the net assets of SA Concepts sold. Therefore, there was no gain or loss attributable to the disposal of this subsidiary. The operations of SA Concepts for the year ended December 31, 2014 are reflected as loss from discontinued operations in the consolidated statements of operations in accordance with ASC 205-50.

The following table sets forth for the year ended December 31, 2014 selected financial data of the Company’s discontinued operations of its SA Concepts subsidiary.

Revenues	$379
Cost of sales	818
Gross (loss)	(439)
Operating and other non-operating expenses	1,010
Loss from discontinued operations	(1,449)
Gain from sale of SA Concepts	-
Loss from discontinued operations	$(1,449)

NOTE 12: PROVISION FOR INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2015 and 2014 differs from the amount which would be expected as a result of applying the statutory tax rates to the losses before income taxes due primarily to the valuation allowance to fully reserve net deferred tax assets.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry-forwards are expected to be available to reduce taxable income.  As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

	As of December 31, 2015	As of December 31, 2014
Deferred tax assets:
Net operating loss before non-deductible items	$(36,028)	$(25,892)
Tax rate	34%	34%
Total deferred tax assets	12,250	8,803
Less: Valuation allowance	(12,250)	(8,803)

Net deferred tax assets	$-	$-

As of December 31, 2015, the Company has a net operating loss carry forward of $36,028 expiring through 2035. The Company has provided a valuation allowance against the full amount of the deferred tax asset due to management’s uncertainty about its realization. Furthermore, the net operating loss carry forward may be subject to further limitation pursuant to Section 382 of the Internal Revenue Code. The valuation allowance was increased by $3,447 in 2015.

ECOARK INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS and shares IN THOUSANDS, EXCEPT PER SHARE data)

YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 13: CONCENTRATIONS

During the years ended December 31, 2015 and 2014, the Company had one major customer comprising 63% and 72% of sales. A major customer is defined as a customer that represents 10% or greater of total sales. Additionally, the Company had two customers as of December 31, 2015 and 2014 with accounts receivable balances of 32% and 54% of the total accounts receivable. The Company does not believe that the risk associated with these customers will have an adverse effect on the business.

The Company maintained cash balances in excess of the FDIC insured limit in both years. The Company does not consider this risk to be material.

NOTE 14: SUBSEQUENT EVENTS

During January 2016 the Company re-issued 100 Class A Treasury Shares. The Company re-issued those shares as it raised an additional $200.

On January 29, 2016, the Company entered into a Merger Agreement with Magnolia Solar Corporation (“MSC”) providing, among other things, for the acquisition of the Company by MSC in a share for share exchange pursuant to which it was contemplated that at the closing the Company shareholders would own approximately 95% of the outstanding shares of MSC. On March 18, 2016, in a special meeting called by MSC, the shareholders of MSC approved proposals necessary to complete the merger. Following the shareholder meeting, the name of MSC was changed to Ecoark Holdings, Inc. (EHI). Further, the Articles of Incorporation were amended to increase the authorized shares of common stock to 100,000 shares, to effect the creation of 5,000 shares of "blank check" preferred stock, and to approve a reverse stock split of the MSC common stock of 1 for 250.

On March 24, 2016, FINRA corporate action announced the reverse split and the name change which became effective in the market on March 28, 2016. Following that, EHI stock will trade under the symbol “EARK.” All actions to close the merger were completed in March 2016.

In conjunction with the merger, MSC offered up to 5,000 thousand units at a price of $4.00 per unit or a maximum of $20,000 in a private placement offering. Each unit consists of one share of MSC (now EHI) common stock (par value $0.001 per share) and a warrant to purchase one share of MSC (now EHI) common stock exercisable on or before December 31, 2018 at a price of $5.00 per share. The units are being offered to an unlimited number of Accredited Investors until the earlier of the date upon which subscriptions for the maximum offering have been received and accepted; March 31, 2016, subject to a 60-day extension at the option of EHI; or the date upon which the offering is terminated by EHI. On March 24, 2016 the Company received proceeds of $6,725 from EHI as a result of subscriptions to the offering.

8,673,250 Shares of Common Stock

PRELIMINARY PROSPECTUS

Prospectus dated          , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. None of the following expenses are payable by the selling security holders. All amounts are estimates, except the SEC registration fee.

Amount
SEC registration fee	$4,176
Accountants’ fees and expenses	10,000
Legal fees and expenses	45,000
Miscellaneous	5,000
Total	$64,176

Item 14. Indemnification of Directors and Officers.

Section 78.138 of the NRS provides that a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of NRS permits a company to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding if the officer or director (i) is not liable pursuant to NRS 78.138 or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful.

Section 78.751 of NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of final disposition thereof, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation or bylaws or otherwise.

Section 78.752 of NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our Articles of Incorporation provide that no director or officer of our company will be personally liable to our company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the unlawful payment of dividends. In addition, our bylaws permit for the indemnification and insurance provisions in Chapter 78 of the NRS.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

Further, in the normal course of business, we may have in our contracts indemnification clauses, written as either mutual where each party will indemnify, defend, and hold each other harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties; or single where we have agreed to hold certain parties harmless against losses etc.

Our Bylaws

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making us responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Item 15. Recent Sales of Unregistered Securities.

From March 31, 2016 to April 28, 2016, we sold 4,336,625 shares to 214 accredited investors through the Private Offering, which raised a total of $17,347. A portion of the proceeds has been used to retire debt with the remainder to be used for working capital purposes. There was no underwriter, no underwriting discounts or commissions, no general solicitation, no advertisement, and resale restrictions are being imposed by placing a Rule 144 legend on the certificate(s). The Company relied on Rule 506 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), for the offer and sale as (i)  the investors were accredited investors; and (ii) the Company did not use general solicitation or advertising to market the securities issued.

On April 28, 2016, the Company issued 625,000 shares to legal and other consultants who advised the Company on the merger. The transactions did not constitute a public offering within the meaning of Section 4(a)(2) of the Securities Act, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his/her/its own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Securities Act; and (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment.

Item 16. Exhibits and Financial Statement Schedules.

(a)                      Exhibits

See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

(b)                      Financial Statement Schedules

No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized on this 29th day of April, 2016.

Ecoark Holdings, Inc.

By:	/s/ Randy May
Randy May
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Randy May	Chief Executive Officer and Chairman	April 29, 2016
Randy May	(Principal Executive Officer)

/s/ Yash R. Puri	Chief Financial Officer and Director (Principal Financial and Accounting	April 29, 2016
Dr. Yash R. Puri	Officer)

/s/ Ashok K. Sood	President and Director	April 29, 2016
Dr. Ashok K. Sood

/s/ Greg Landis	Secretary and Director	April 29, 2016
Greg Landis

/s/ Gary E. Metzger	Director	April 29, 2016
Gary E. Metzger

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Merger Agreement between Magnolia Solar Corporation, Magnolia Solar Acquisition Corporation, and Ecoark, Inc. dated January 29, 2016 (Incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 4, 2016)
3.1	Articles of Incorporation (1)
3.2	Certificate of Change (2)
3.3	Amended and Restated Bylaws (2)
3.3.1	Amendment to Restated Bylaws (3)
3.4	Certificate of Amendment to Articles of Incorporation (4)
3.5	Certificate of Amendment to Articles of Incorporation (5)
4.1 +	Magnolia Solar Corporation 2013 Incentive Stock Plan (Incorporated by reference to our Form S-8 filed with the SEC on February 7, 2013)
5.1*	Legal Opinion of Carmel, Milazzo & DiChiara LLP
10.1	Termination Agreement and Mutual General Release dated as of March 26, 2015 between Magnolia Solar Corporation, Solar Silicon Resources Group and Auzminerals Resource Group Limited. (Incorporated by reference to our Annual Report on Form 10-K filed with the SEC on March 31, 2015)
10.2	Agreement and Plan of Merger entered into by and between Magnolia Solar Corporation and Ecoark, Inc., dated January 29, 2016 (Incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 4, 2016)
10.3	Form of Modification Agreement between Magnolia Solar Corporation and holders of Original Issue Discount Senior Secured Convertible Notes and Warrants (Incorporated by reference to our current report on Form 8-K filed with the SEC on February 4, 2016)
10.4	Form of Modification Agreement between Magnolia Solar Corporation and holders of Original Issue Discount Senior Secured Convertible Notes and Warrants (Incorporated by reference to our Current Report on Form 8-K filed with the SEC on February 4, 2016)
10.5	Form of Subscription Agreement for Offering (Incorporated by reference to our Current Report on Form 8-K filed with the SEC on April 6, 2014)
10.6 #	Form of Warrant for Offering
21	List of Subsidiaries
23.1	Consent of KBL LLP
23.2*	Consent of Carmel, Milazzo & DiChiara LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page) (Incorporated by reference to Registrant’s Registration Statement on Form S-1 filed with the Commission on August 18, 2015)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Calculation Linkbase Documents
101.DEF	XBRL Taxonomy Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document

*	To be filed by amendment
#	Filed herewith
+	Indicates a management contract or compensatory plan

(1)	Incorporated by reference to our Registration Statement on Form S-1 filed with the SEC on June 13, 2008.
(2)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 7, 2010.
(3)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on April 14, 2016.
(4)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on January 7, 2010.
(5)	Incorporated by reference to our Current Report on Form 8-K filed with the SEC on March 24, 2016.

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